Management’s Discussion and Analysis

and

Condensed Consolidated Financial Statements

March 31, 2017

(Unaudited)

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

March 31, 2017

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

LIST OF TABLES

		Page

Table 1:	Reconciliation of reported Net Income to Income Available for Designations	6

Table 2a:	Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY17 YTD vs FY16 YTD	6

Table 2b:	Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY17 Q3 vs FY16 Q3	7

Table 3:	Funds Managed by AMC and their Activities FY17 YTD vs FY16 YTD	8

Table 4:	FY17 YTD vs FY16 YTD Long-Term Finance and Core Mobilization	9

Table 5:	IFC’s Capital	11

Table 6:	IFC’s Retained Earnings	11

Table 7:	Main Elements of Net Income (Loss) and Comprehensive Income (Loss)	12

Table 8:	Change in Net Income FY17 YTD vs FY16 YTD	13

Table 9:	FY17 YTD Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives	13

Table 10:	Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY17 YTD vs FY16 YTD	16

Table 11:	Change in Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments and Debt Securities FY17 YTD vs FY16 YTD	16

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

I.	INTRODUCTION

This document should be read in conjunction with the International Finance Corporation’s (IFC or the Corporation) consolidated financial statements and management’s discussion and analysis issued for the year ended June 30, 2016 (FY16). IFC undertakes no obligation to update any forward-looking statements.

BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Note A to IFC’s Condensed Consolidated Financial Statements as of and for the three and nine months ended March 31, 2017 (FY17 YTD Financial Statements).

Management uses income available for designations (Allocable Income) (a non-GAAP measure) as a basis for designations of retained earnings. Allocable Income generally comprises net income excluding net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations.

II.	SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the nine months ended		As of and for the three months ended		As of and for the year ended
Investment Program (US$ millions)	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	June 30, 2016

Long-Term Finance	$6,717	$7,336	$1,565	$2,440	$11,117
Core Mobilization	3,948	5,155	893	2,425	7,739

Total commitments (Long-Term Finance and Core Mobilization)	$10,665	$12,491	$2,458	$4,865	$18,856

Income Statement (US$ millions)

Income before grants to IDA	$1,117	$161	$470	$(2)	$296
Grants to IDA	(101)	(330)	(101)	(330)	(330)

Net income (loss)	$1,016	$(169)	$369	$(332)	$(34)

Add: Net (gains) losses attributable to non-controlling interests	(5)	2	(2)	(3)	1

Net income (loss) attributable to IFC	$1,011	$(167)	$367	$(335)	$(33)

Income available for designations	$732	$385

Key Financial Ratios[1]	as of March 31, 2017	as of March 31, 2016	as of June 30, 2016
Deployable strategic capital (DSC) as a percentage of Total Resources Available (TRA)	6.5%	6.9%	4.4%
External funding liquidity level	553%	614%	504%
Cash and liquid investments as a percentage of next three years’ estimated net cash requirements	85%	89%	85%
Debt to equity ratio	2.8:1	2.9:1	2.8:1
Return on average assets (GAAP-basis)	1.5%	(0.2)%	0.0%
Return on average capital (GAAP-basis)	5.7%	(0.9)%	(0.1)%

IFC’s DSC as a percentage of Total Resources Available (TRA) was 6.5% at March 31, 2017, compared with 4.4% at June 30, 2016. The DSC increased in Q3 due to an increase in TRA and a decrease in Total Resources Required (TRR). The TRA increase was largely due to higher Treasury income. The decrease in TRR was largely due to a decline in the capital required to support the Treasury portfolio, as well as from a decline in the committed investment portfolio. The $101 million grant to IDA in Q3 had no impact on DSC, as this was reflected in the Q2 calculation.

IFC’s debt-to-equity ratio was 2.8:1, well within the maximum of 4:1 required by the policy approved by IFC’s Board of Directors. The externally funded liquidity ratio was 553%, above the Board required minimum of 65% and IFC’s overall liquidity as a percentage of the next three years’ estimated net cash needs stood at 85%, above the minimum requirement of the Board of 45%.

[1]	Returns on average assets and capital are annualized.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

III.	OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.

The mission of the WBG is defined by two goals:

•	To end extreme poverty by reducing the percentage of people living on less than $1.90 a day to no more than 3% globally by 2030; and

•	To promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population of every developing country.

In the year ended June 30, 2016 (FY16), WBG, together with the international community, agreed to support a more ambitious and broader development agenda, including the Sustainable Development Goals (SDGs), the climate change goals at the 21st Conference of Parties (COP21), and the Addis Ababa Action Agenda agreed at the Financing for Development (FfD) conference in Ethiopia.

IFC’s overall strategy remains focused on contributing to the WBG strategy and goals.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC’s initiatives, and the non-IFC investment portion of commitments in funds managed by IFC’s wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).

IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US dollars but it has a growing portion of debt issuances denominated in currencies other than USD and which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL PERFORMANCE SUMMARY

IFC’s net income is affected by a number of factors that can result in volatile financial performance. Global equity markets in emerging economies have been volatile in recent years but have improved in FY17 YTD. In FY16, such markets were generally lower with significant deterioration in FY16 Q1, partially recovering by the end of FY16. In addition, FY17 YTD saw IFC’s major investment currencies remain relatively stable against IFC’s reporting currency, the US$, compared to the significant depreciation experienced in the same period in FY16. FY17 YTD also saw most industrial commodity prices continue to rise from FY16 levels, with oil prices increasing significantly in FY17 Q3 and Q2.

The more stabilized market conditions in FY17 YTD contributed to IFC recording robust realized gains on equity investments, although lower than FY16 YTD, and lower impairments on equity investments along with lower provisions loan losses. Income from liquid asset trading activities was also significantly higher in FY17 YTD, with the majority of the increase occurring in FY17 Q1, principally due to the narrowing of credit spreads across the portfolio. However, IFC continued to experience higher borrowing charges in FY17 YTD driven by higher LIBOR rates.

[2]	The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Income Available for Designations (a non-GAAP measure) was $732 million, 90% higher than in FY16 YTD ($385 million).

Table 1: Reconciliation of reported Net Income to Income Available for Designations (US$ millions)

	FY17 YTD	FY16 YTD
Net income (loss) attributable to IFC	$1,011	$(167)
Add: Net gains (losses) attributable to non-controlling interests	5	(2)

Net income (loss)	$1,016	$(169)
Adjustments to reconcile Net Income to Income Available for Designations
Grants to IDA	101	330
Advisory Services Expenses from prior year designations	34	34
Unrealized (gains) and losses on borrowings	(197)	(155)
Unrealized (gains) and losses on investments	(226)	338
Other	4	7

Income Available for Designations	$732	$385

NINE MONTHS ENDED MARCH 31, 2017

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA, and net gains and losses attributable to non-controlling interests of $629 million in the nine months ended March 31, 2017 (FY17 YTD), as compared to $110 million in the nine months ended March 31, 2016 (FY16 YTD). The $519 million increase in FY17 YTD when compared to FY16 YTD was principally a result of the following:

Table 2a: Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY17 YTD vs FY16 YTD (US$ millions)

Increase (decrease) FY17YTD vs FY16YTD
Higher income from liquid asset trading activities	$398
Lower provisions for losses on loans, guarantees and other receivables	320
Lower unrealized losses on equity investments and associated derivatives, net	169
Lower other-than-temporary impairments on equity investments and debt securities	163
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	114
Higher expenses from pension and other postretirement benefit plans	(81)
Higher foreign currency transaction losses on non-trading activities	(134)
Higher charges on borrowings	(230)
Lower realized gains on equity investments and associated derivatives, net	(254)
Other, net	54

Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$519

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $488 million in FY17 YTD ($51 million in FY16 YTD) resulting in income before grants to IDA of $1,117 million in FY17 YTD, as compared to $161 million in FY16 YTD. Grants to IDA totaled $101 million in FY17 YTD ($330 million in FY16 YTD). Net gains attributable to non-controlling interests totaled $5 million in FY17 YTD (net losses of $2 million in FY16 YTD).

Accordingly, net income attributable to IFC totaled $1,011 million in FY17 YTD, as compared with net losses attributable to IFC of $167 million in FY16 YTD.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

THREE MONTHS ENDED MARCH 31, 2017

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA, and net gains and losses attributable to non-controlling interests of $350 million in the three months ended March 31, 2017 (FY17 Q3), as compared to losses of $14 million in the three months ended March 31, 2016 (FY16 Q3). The $364 million increase in income in FY17 Q3 when compared to FY16 Q3 can be analyzed as follows:

Table 2b: Change in Income before Net Unrealized Gains and Losses on Non-Trading Financial Instruments Accounted for at Fair Value, Grants to IDA and Net Gains and Losses Attributable to Non-Controlling Interests FY17 Q3 vs FY16 Q3 (US$ millions)

Increase (decrease) FY17 Q3 vs FY16 Q3
Lower provisions for losses on loans, guarantees and other receivables	$188
Lower unrealized losses on equity investments and associated derivatives, net	186
Higher income from liquid asset trading activities	87
Lower other-than-temporary impairments on equity investments and debt securities	34
Higher income from debt securities	19
Higher expenses from pension and other postretirement benefit plans	(27)
Lower realized gains on equity investments and associated derivatives, net	(71)
Higher charges on borrowings	(75)
Other, net	23

Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$364

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $120 million in FY17 Q3 ($12 million in FY16 Q3) resulting in income before grants to IDA of $470 million in FY17 Q3, as compared to loss before grants to IDA of $2 million in FY16 Q3. Grants to IDA recorded in FY17 Q3 were $101 million ($330 million in FY16 Q3). Net gains attributable to non-controlling interests totaled $2 million in FY17 Q3 ($3 million net gain in FY16 Q3).

Accordingly, net income attributable to IFC totaled $367 million in FY17 Q3, as compared to net losses of $335 million in FY16 Q3.

IFC’s financial performance is detailed more fully in Section VII, Results of Operations.

IV.	CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC’s strategic focus areas are aligned to advance the World Bank Group’s global priorities.

INVESTMENT SERVICES

IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn’t otherwise be available. IFC’s financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.

ADVISORY SERVICES

It takes more than finance to achieve sustainable private sector development. Advice is a critical part of IFC’s work as a comprehensive solutions provider. IFC’s Advisory Services provides technical and financing knowledge, expertise, and tools to: create markets in emerging countries including fragile and conflict-affected areas and the poorest countries eligible to borrow from the World Bank’s International Development Association, unlock financing opportunities, and strengthen clients’ performance and development impact.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

ASSET MANAGEMENT COMPANY

IFC Asset Management Company, LLC (AMC), a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC’s expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At March 31, 2017, AMC managed 13 funds, with $9.8 billion total funds raised (twelve funds; $8.9 billion at June 30, 2016). IFC Emerging Asia Fund, LP was added in FY17 Q1.

The Funds managed by AMC and their activities as of and for the nine months ended March 31, 2017 and 2016 can be summarized as follows:

Table 3: Funds Managed by AMC and their Activities FY17 YTD vs FY16 YTD (US$ millions unless otherwise indicated)

	As of March 31, 2017			For the nine months ended March 31, 2017
	Total funds raised			Investment disbursements made by Fund
	Total	From IFC	From other investors	Amount	Number*
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	14	5
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	37	59
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) **	1,430	200	1,230	151	7
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	35	3
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	37	1
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	37	27
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	15	2
Women Entrepreneurs Debt Fund, LP (WED Fund)	110	30	80	35	4
IFC Emerging Asia Fund, LP (Asia Fund)	427	150	277	70	2

Total	$9,784	$2,265	$7,519	$431	110

	As of March 31, 2016			For the nine months ended March 31, 2016
	Total funds raised			Investment disbursements made by Fund
	Total	From IFC	From other investors	Amount	Number*
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	$1,275	$775	$500	$—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	18	6
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	6	1
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)	550	250	300	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	37	75
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund) **	1,430	200	1,230	99	4
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	—	—
IFC Financial Institutions Growth Fund, LP (FIG Fund)	406	150	256	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	406	81	325	15	8
IFC Middle East and North Africa Fund, LP (MENA Fund)	125	60	65	12	1

Total	$8,717	$2,016	$6,701	$187	95

*	Number of disbursements may include multiple disbursements to a single investee company or fund.
**	Includes co-investment fund managed by AMC on behalf of Fund LPs.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

INVESTMENT PROGRAM

COMMITMENTS

In FY17 YTD, the Long-Term Finance program was $6,717 million, as compared to $7,336 million in FY16 YTD and Core Mobilization was $3,948 million, as compared to $5,155 million for FY16 YTD, a total decrease of 15% reflecting the more challenging investing climate in FY17 YTD and some large infrastructure-related projects signed in FY16 YTD.

In addition, the average outstanding balance for Short-Term Finance was $3,147 million at March 31, 2017, as compared to $2,807 million at June 30, 2016.

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the table below.

Table 4: FY17 YTD vs FY16 YTD Long-Term Finance and Core Mobilization (US$ millions)

	FY17 YTD	FY16 YTD

Total Long-Term Finance and Core Mobilization[3]	$10,665	$12,491

Long-Term Finance
Loans	$5,405	$5,560
Equity investments	1,245	1,500
Client risk management	48	41
Guarantees	19	235

Total Long-Term Finance	$6,717	$7,336

Core Mobilization
Loan participations, parallel loans, and other mobilization
Loan participations[4]	$1,098	$2,508
Parallel loans	527	802
Managed Co-lending Portfolio Program	231	491
Other Mobilization	586	479

Total loan participations, parallel loans and other mobilization	$2,442	$4,280

AMC (see definitions in Table 3)
China-Mexico Fund	$180	$—
Global Infrastructure Fund	158	2
Asia Fund	46	—
GEM Funds	41	64
ALAC Fund	20	5
MENA Fund	11	6
Catalyst Funds	—	48
FIG Fund	—	16
Africa Capitalization Fund	—	6

Total AMC	$456	$147

Other initiatives
Global Trade Liquidity Program and Critical Commodities Finance Program	$567	$—
Public Private Partnership	483	728

Total other initiatives	$1,050	$728

Total Core Mobilization	$3,948	$5,155

DISBURSEMENTS

IFC disbursed $7,139 million for its own account in FY17 YTD ($7,216 million in FY16 YTD): $4,706 million of loans ($5,242 million in FY16 YTD), $1,499 million of equity securities ($1,411 million in FY16 YTD), and $934 million of debt securities ($563 million in FY16 YTD).

[3]	Debt security commitments are included in loans and equity investments based on their predominant characteristics.
[4]	In FY17 YTD, $7 million was mobilized through loan participations by the Women Entrepreneurs Debt Fund, LP (WED Fund) that is managed by AMC.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

INVESTMENT PORTFOLIO

The carrying value of IFC’s investment portfolio was $39,559 million at March 31, 2017 ($37,356 million at June 30, 2016), comprising the loan portfolio of $22,644 million ($21,868 million at June 30, 2016), the equity portfolio of $13,282 million ($12,588 million at June 30, 2016), and the debt security portfolio of $3,633 million ($2,900 million at June 30, 2016).

The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC’s loan pricing policies.

Guarantees of $3,616 million were outstanding (i.e., not called) at March 31, 2017 ($3,478 million at June 30, 2016).

V.	LIQUID ASSETS

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.

IFC funds its liquid assets from two sources, borrowings from the market (funded liquidity) and capital (net worth). Liquid assets are managed in a number of portfolios related to these sources.

IFC invests its liquid assets generally in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities and mortgage-backed securities, time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmarks within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps and futures and options, and takes positions in various industry sectors and countries.

IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $40.8 billion at March 31, 2017 ($41.4 billion at June 30, 2016). The decrease in FY17 YTD was principally due to investment of borrowings proceeds, net of returns, and disbursements for operational activities.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets are managed by third parties with the same benchmark as that part managed internally.

Income from liquid assets trading activities5 was $707 million in FY17 YTD, $701 million from Funded Liquidity and $6 million from Managed Net Worth.

VI.	FUNDING RESOURCES

BORROWINGS

The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $12.8 billion during FY17 YTD ($11.0 billion in FY16 YTD). IFC is increasingly using its borrowings issuances as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. As a result, borrowings from market sources at March 31, 2017 that have not been swapped amounted to 4% of the total borrowings from market sources (5% at June 30, 2016 and 6% at June 30, 2015).

[5]	Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of March 31, 2017, $1.8 billion ($2.3 billion as of March 31, 2016) of such non-US$ denominated market borrowings were outstanding, denominated in Chinese Renminbi, Dominican Pesos, Indian Rupees, Namibian dollar, New Zambian Kwacha, Nigerian Naira, Russian Ruble and Rwanda Francs. Proceeds of such borrowings were invested in such local currencies, on-lent to clients and/or partially swapped into US dollars.

IFC has short term discount note programs in US$, Chinese Renminbi and Turkish Lira to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. During FY17 YTD, IFC issued $9.7 billion of discount notes and $2.6 billion were outstanding as of March 31, 2017 under the short-term discount note programs.

CAPITAL AND RETAINED EARNINGS

As of March 31, 2017, IFC’s authorized capital was $2.58 billion ($2.58 billion - June 30, 2016), of which $2.57 billion was subscribed and paid in at March 31, 2017 ($2.57 billion at June 30, 2016).

Table 5: IFC’s Capital (US$ millions)

	March 31, 2017	June 30, 2016
Capital
Capital stock, subscribed and paid-in	$2,566	$2,566
Accumulated other comprehensive loss	(16)	(431)
Retained earnings	21,619	20,608

Total IFC capital	$24,169	$22,743

Non-controlling interests	27	23

Total capital	$24,196	$22,766

At March 31, 2017 and June 30, 2016, retained earnings comprised the following:

Table 6: IFC’s Retained Earnings (US$ millions)

	March 31, 2017	June 30, 2016
Undesignated retained earnings	$21,463	$20,475

Designated retained earnings:
Advisory services	127	98
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	19	23
Performance-based grants	10	12

Total designated retained earnings	$156	$133

Total retained earnings	$21,619	$20,608

DESIGNATIONS OF RETAINED EARNINGS

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in the year ended June 30, 2008, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

In November 2016, IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning in FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s DSC ratio is below 2% and establishes a framework for prioritizing future designations to advisory services and for transfers to IDA based on IFC’s DSC ratio and a cushion for advisory services.

The revised approach also establishes a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).

The approach also caps transfers to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated the prior year and not transferred pursuant to this requirement would be deferred to the next fiscal year. Transfers to IDA will also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year. Accordingly, any proposed transfers to IDA in respect of FY17 would be transferred in June 2018, but capped at IFC’s net income for the nine months ending March 31, 2018, if any, and subject to capital as reported on IFC’s consolidated balance sheet as of March 31, 2018 not declining from capital as reported on IFC’s consolidated balance sheet as of June 30, 2017. Any amount not transferred in June 2018 would then be transferred in the year ending June 2019, subject to that year’s cap.

IFC recognizes designations of retained earnings for advisory services when the Board of Directors approves it and recognizes designations of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

On August 4, 2016, the Board of Directors approved a designation of $101 million of IFC’s retained earnings for grants to IDA and a designation of $60 million of IFC’s retained earnings for Advisory Services. These designations were noted with approval by the Board of Governors on October 7, 2016.

On January 24, 2017, IFC recognized grants to IDA of $101 million on the signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to the designation of retained earnings for grants to IDA approved by IFC’s Board of Directors on August 4, 2016 and noted with approval by IFC’s Board of Governors on October 7, 2016. Grants to IDA recorded in FY17 YTD totaled $101 million and $330 million in FY16 YTD.

VII.	RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income (loss) and comprehensive income (loss) and influences on the level and variability of net income and comprehensive income (loss) from year to year are:

Table 7: Main Elements of Net Income (Loss) and Comprehensive Income (Loss)

ELEMENTS	SIGNIFICANT INFLUENCES

Net income (loss):

Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).

Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.

Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budgets.

Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC’s credit spread, and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.

Other comprehensive income (loss):

Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY17 YTD vs FY16 YTD, covering the periods included in IFC’s FY17 YTD Condensed Consolidated Financial Statements.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

NET INCOME

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $629 million in FY17 YTD, as compared to $110 million in FY16 YTD.

Table 8: Change in Net Income FY17 YTD vs FY16 YTD (US$ millions)

Increase (decrease) FY17 YTD vs FY16 YTD
Higher income from liquid asset trading activities	$398
Lower provisions for losses on loans, guarantees and other receivables	320
Lower unrealized losses on equity investments and associated derivatives, net	169
Lower other-than-temporary impairments on equity investments and debt securities	163
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	114
Higher expenses from pension and other postretirement benefit plans	(81)
Higher foreign currency transaction losses on non-trading activities	(134)
Higher charges on borrowings	(230)
Lower realized gains on equity investments and associated derivatives, net	(254)
Other, net	54

Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$519

	FY17 YTD	FY16 YTD
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$629	$110
Net unrealized gains on non-trading financial instruments accounted for at fair value	488	51

Income before grants to IDA	1,117	161
Grants to IDA	(101)	(330)

Net Income/(Loss)	1,016	(169)
Net (gains)/losses attributable to non-controlling interests	(5)	2

Net Income/(Loss) attributable to IFC	$1,011	$(167)

A more detailed analysis of the components of IFC’s net income follows.

INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES

IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY17 YTD totaled $944 million, compared with $830 million in FY16 YTD, an increase of $114 million.

The disbursed loan portfolio increased $552 million from $23,910 million at June 30, 2016 to $24,462 million at March 31, 2017. The increase in the loan portfolio is due to new disbursements exceeding repayments ($915 million in FY17 YTD) partially offset by the reduction in loans outstanding due to write-offs ($224 million in FY17 YTD) and currency exchange rate fluctuations ($74 million in FY17 YTD) as IFC’s reporting currency, the US dollar appreciated against most of IFC’s lending currencies in FY17 YTD. The remainder of the change is primarily due to conversions from loans to equity investments.

The weighted average contractual interest rate on loans at March 31, 2017 was 5.3% (5.1% as of June 30, 2016), up from 5.1% at March 31, 2016 reflecting the recent rise in LIBOR as many of IFC’s loans periodically reprice.

Table 9: FY17 YTD Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY16 YTD	$830
Increase due to higher recognition of deferred interest	72
Increase due to increase in the loan portfolio and interest rate environment	61
Increase due to lower amount of interest reversed on non-accruing loans, net	35
Decrease due to higher realized losses on loans	(40)
Decrease due to lower income from participation notes and other income	(8)
Decrease due to lower commitment and financial fees	(6)

Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$114

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY17 YTD	$944

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

The increase in the recognition of deferred interest is primarily due to $67 million of previously capitalized and deferred interest that was recognized in FY17 YTD as a result of a full prepayment of a $127 million loan.

The increase in realized losses is primarily due to a $30 million write-off of a loan accounted for under the fair value option reported in FY17 Q2.

INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from the equity investment portfolio, including associated derivatives, increased by $87 million from $286 million in FY16 YTD to $373 million in FY17 YTD.

IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met and, where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY17 YTD of $697 million, as compared with $951 million for FY16 YTD, a decrease of $254 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY17 YTD, there were twelve investments that generated individual capital gains in excess of $20 million for a total of $400 million, or 57%, of the FY17 YTD realized gains, compared to nine investments that generated individual capital gains in excess of $20 million for a total of $710 million, or 75%, of the FY16 YTD realized gains.

Dividend income in FY17 YTD totaled $174 million, as compared with $163 million in FY16 YTD. Dividend income in FY17 YTD included returns from three unincorporated joint venture (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $8 million, as compared with $9 million from two such UJVs in FY16 YTD. One investee generated dividends of $57 million in FY17 Q3.

Other-than-temporary impairments on equity investments totaled $436 million in FY17 YTD, as compared with $600 million in FY16 YTD, a decrease of $164 million. The largest amount of write-downs in FY17 YTD were from the South Asia region (19%), Europe and Central Asia region (17%) and Sub-Saharan Africa region (16%). There were also 12 individual equity write-downs in FY17 YTD greater than $10 million primarily in the manufacturing, agribusiness and services and financial markets sectors.

Net unrealized losses on equity investments and associated derivatives totaled $65 million (Net unrealized losses of $234 million in FY16 YTD) reflecting the realization of capital gains and improvement in the macro environment for emerging market equities.

INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $140 million in FY17 YTD from $96 million in FY16 YTD. The largest change was higher interest income ($35 million) in FY17 YTD when compared with FY16 YTD due to higher average balances.

PROVISION FOR LOSSES ON LOANS, GUARANTEES AND OTHER RECEIVABLES

Non-performing loans (NPLs) decreased by $20 million, from $1,712 million of the disbursed loan portfolio at June 30, 2016 to $1,692 million6 at March 31, 2017. The decrease of $20 million comprised $466 million of loans and loan-like debt securities being placed in NPL status, $454 million being removed from NPL status and $32 million reduction due to repayments and currency translation adjustments. Loans removed from NPL status in FY17 YTD included $308 million due to write-offs. In FY17 YTD, 14 loans greater than $10 million, totaling $404 million, were placed in NPL status.

IFC recorded a net provision for losses on loans, guarantees and other receivables of $0 in FY17 YTD ($199 million of specific provisions on loans, $185 of release of portfolio provisions on loans, and $14 million release of provision on guarantees and other receivables) as compared to a provision of $320 million in FY16 YTD ($260 million of specific provisions for losses on loans; $59 million of portfolio provisions for losses on loans; and net $1 million of provision for losses on guarantees and other receivables). Project-specific developments on 10 loans comprised 80% of the specific provision for losses on loans in FY17 YTD (excluding release of provisions and recoveries).

In FY17 Q3, IFC completed the implementation of a new Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system and economic capital engine. The new system better aligns IFC’s practice to internationally recognized standards, where appropriate, given IFC’s portfolio. The new risk rating system, IRP, allows for easier comparison between external ratings and IFC’s internal ratings. More granular ratings are expected to lead to better differentiation and a better understanding of client credit standing which will allow for more focus on those credits that most warrant the scrutiny. The improved predictive power for probability of default and loss given default is also anticipated to lead to more informed investment decisions. As a result of implementing IRP, IFC reviewed its methodology for estimating the portfolio reserve against losses, in particular the estimation of the probability of default and loss given default. The $185 million release of portfolio provisions in FY17 Q3 included $156 million related to this change in estimate. The additional release of portfolio provisions of $29 million was largely due to the impact of unimpaired loans becoming impaired during FY17 Q3, which had a negative impact on the specific provision.

At March 31, 2017, IFC’s total reserves against losses on loans were $1,574 million or 6.4% of the disbursed loan portfolio ($1,775 million or 7.4% at June 30, 2016), a decrease of $201 million from June 30, 2016. The decrease in reserves against losses on loans is due to write-offs of $224 million and foreign exchange gains related to reserves held against non U.S. dollar denominated loans of $7 million exceeding provisions of $14 million and recoveries ($1 million) and other adjustments ($15 million).

[6]	Includes $102 million reported as debt securities on the Balance Sheet as of March 31, 2017 ($66 million - June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Specific reserves against losses on loans at March 31, 2017 of $952 million ($965 million at June 30, 2016) are held against impaired loans of $1,740 million ($1,752 million at June 30, 2016), a coverage ratio of 55% (55% at June 30, 2016).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

The liquid assets portfolio, net of derivatives and securities lending activities, decreased by $0.6 billion from $41.4 billion at June 30, 2016, to $40.8 billion at March 31, 2017. Gross income from liquid asset trading activities totaled $707 million in FY17 YTD compared to $309 million in FY16 YTD, an increase of $398 million.

Interest income in FY17 YTD totaled $421 million, compared to $414 million in FY16 YTD. The portfolio of ABS and MBS experienced fair value gains totaling $42 million in FY17 YTD. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $244 million of gains in FY17 YTD, resulting in a total gain of $286 million (realized and unrealized). This compares to a total loss (realized and unrealized) of $105 million in FY16 YTD.

In FY17 YTD, the liquid assets portfolios outperformed their benchmarks by $344 million. In FY17 Q3, US Treasury yields were range bound after rising sharply after the November election results. Economic data, especially the sentiment indicators, were strong over the quarter and risky assets rallied amid growth optimism. The Federal Reserve increased the Fed Funds rate by 25bps at its March meeting, the S&P 500 equity index was up nearly 6% over the quarter, and the MSCI emerging markets index was up over 12% in FY17 Q3.

Liquid Asset portfolios generated sizable income during the quarter. Credit spreads narrowed resulting in positive excess returns for securitized products in IFC’s portfolios. Tightening cross-currency bases in Euro and Yen also gave mark-to-market gains in IFC’s portfolios. Higher LIBOR fixing also contributed to higher gross income on liquid assets. The treasury managed portion of net worth gained $23 million during the quarter, on interest income as well as income from leveraged money market investments in the portfolio.

At March 31, 2017, trading securities with a fair value of $19 million are classified as Level 3 securities ($68 million - June 30, 2016).

CHARGES ON BORROWINGS

IFC’s charges on borrowings increased by $230 million, from $277 million in FY16 YTD (net of $5 million gain on extinguishment of borrowings) to $507 million in FY17 YTD (net of $1 million gain on extinguishment of borrowings), mostly attributable to rising LIBOR rates, as the USD swap curve tightening reversed to some degree as a result of Money Market reform and less uncertainty with regards to the direction of USD rates. The widening in borrowing spreads was less pronounced than in the latter part of FY16, issuance levels vs. LIBOR for long term funding in USD remained positive throughout FY17 YTD.

OTHER INCOME

Other income of $361 million for FY17 YTD was $28 million higher than in FY16 YTD ($333 million). There were higher returns on the Post Employment Benefit Plan (PEBP) assets which are partly invested in global equities and reflected the more favorable market for equity investments in FY17 YTD as compared to the same period in FY16 YTD.

Other income also includes management and other fees from IFC’s consolidated subsidiary, AMC, of $61 million ($48 million in FY16 YTD) and income from Advisory Services, predominantly contributions from donors, of $187 million ($177 million in FY16 YTD).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $18 million from $736 million in FY16 YTD to $754 million in FY17 YTD. The increase in FY17 YTD is due to higher salary costs and higher variable expenses, primarily consultants and contractual services. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC’s reimbursable program and expenses incurred in relation to workout situations of $15 million in FY17 YTD ($17 million in FY16 YTD).

IFC recorded expenses from pension and other postretirement benefit plans in FY17 YTD of $220 million, compared with $139 million in FY16 YTD. This increase was driven by higher service cost and higher amortization of unrecognized net actuarial losses resulting largely from the decrease in the discount rates used to determine the projected benefit obligation.

Advisory services expenses totaled $214 million in FY17 YTD ($201 million in FY16 YTD).

FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES

Foreign currency transaction losses in FY17 YTD totaled $176 million (losses of $42 million in FY16 YTD). Foreign currency transaction gains on debt securities accounted for as available-for-sale in the amount of $43 million in FY17 YTD (losses of $43 million in FY16 YTD) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in net income.

Largely due to IFC having a small population of unhedged non-U.S. dollar-denominated loans and debt securities and the U.S. dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $133 million in FY17 YTD (losses of $85 million in FY16 YTD).

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS

IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

Table 10: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY17 YTD vs FY16 YTD (US$ millions)

	FY17 YTD	FY16 YTD
Unrealized gains and losses on loans, debt securities and associated derivatives	$291	$(104)
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	197	155

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$488	$51

IFC reported net unrealized gains on loans, debt securities and associated derivatives of $291 million in FY17 YTD (net unrealized losses of $104 million in FY16 YTD). In FY17 YTD this comprised unrealized gains of $46 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $146 million on asset liability management swaps, and unrealized gains of $99 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps hedging client obligations. The unrealized gains of $146 million on asset liability management swaps is driven by the increase in value of the pay fixed and receive floating swaps as LIBOR rates have increased.

Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY17 YTD, there was a sell-off in the U.S. fixed income market, resulting in the benchmark 5 year U.S. Treasury bond rate rising from approximately 1 percent at the beginning of the fiscal year to approximately 2 percent at the end of FY17 Q3. Consequently, IFC recorded unrealized gains of $1.2 billion on market borrowings in FY17 YTD, more than offsetting $1.0 billion of losses recorded on derivatives associated with market borrowings. At the end of FY17 YTD, the cost of economically hedging borrowings in US dollars, Australian dollars, and New Zealand dollars was marginally more favorable to IFC as compared to the end of FY16 YTD. Additionally, while credit spreads for IFC borrowing issuances were generally narrower across the term structure than at the end of FY16, spreads widened at the 30-year maturity point, which contributed to valuation gains overall, concentrated in IFC’s portfolio of zero coupon USD issuances. Overall, IFC has reported net $197 million of unrealized gains on borrowings and associated derivatives in FY17 YTD (net $155 million of unrealized gains in FY16 YTD).

OTHER COMPREHENSIVE INCOME (OCI)

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC’s investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

Table 11: Change in Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments and Debt Securities FY17 YTD vs FY16 YTD (US$ millions)

	FY17 YTD	FY16 YTD
Net unrealized gains and losses on equity investments arising during the period:
Unrealized gains	$626	$123
Unrealized losses	(221)	(813)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(219)	(279)

Net unrealized gains and losses on equity investments	$186	$(969)

Net unrealized gains and losses on debt securities arising during the period:
Unrealized gains	$284	$86
Unrealized losses	(83)	(118)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	(37)	(6)

Net unrealized gains and losses on debt securities	$164	$(38)

Total unrealized gains and losses on equity investments and debt securities	$350	$(1,007)

Net unrealized gains on equity investments and debt securities was $350 million in FY17 YTD, primarily driven by $296 million of unrealized gains in FY17 Q3, reflecting the positive market conditions (equity, commodities and foreign exchange). IFC recorded unrealized gains of $66 million FY17 Q1 and unrealized losses of $12 million in FY17 Q2 reflecting the volatility in the market.

INTERNATIONAL FINANCE CORPORATION

Management’s Discussion and Analysis

VIII.	GOVERNANCE AND CONTROL

SENIOR MANAGEMENT CHANGES

The following is a list of the principal officers of IFC as of March 31, 2017.

President	Dr. Jim Yong Kim
Executive Vice President and CEO	Philippe Le Houérou
Vice President, New Business	Dimitris Tsitsiragos
Vice President, Blended Finance and Partnerships	Nena Stoiljkovic
Vice President, General Counsel and Vice President, Legal, Compliance Risk, and ESG Sustainability	Ethiopis Tafara
Vice President, Portfolio Management	Saran Kebet-Koulibaly
Vice President, Risk and Financial Sustainability	Mohamed Gouled (*)
Vice President, Corporate Strategy and Resources	Stephanie von Friedeburg
Vice President, Treasury and Syndications	Jingdong Hua
Vice President, Economics and Private Sector Development	Hans Peter Lankes (**)
Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Gavin E.R. Wilson (***)

In April 2017, IFC announced the appointment of Karin Finkelston as Vice President, Communications and Outreach effective July 1, 2017.

(*)	In November 2016, IFC announced the appointment of Mohamed Gouled as Vice President, Risk and Financial Sustainability. His appointment became effective on January 2, 2017.
(**)	In October 2016, IFC has announced that Hans Peter Lankes was appointed Vice President, Economics and Private Sector Development. His appointment became effective on January 23, 2017.
(***)	In April 2017, IFC announced that Gavin E.R. Wilson will leave IFC and AMC effective October 31, 2017.

AUDITOR INDEPENDENCE

The appointment of the external auditor for IFC is governed by a set of Board-approved principles that previously included prohibiting the external auditor from providing any non audit-related services. On December 7, 2016, the Board approved amendments to the policy on the appointment of an external auditor which will come into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

March 31, 2017

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

as of March 31, 2017 (unaudited) and June 30, 2016 (unaudited)

(US$ millions)

	March 31	June 30

Assets

Cash and due from banks	$1,343	$1,391
Time deposits	14,487	13,114
Trading securities - Note K	29,174	31,212
Securities purchased under resale agreements and receivable for cash collateral pledged - Note P	762	495
Investments - Notes B, D, E, F, G, K and M
Loans
($962 at March 31, 2017, $962 at June 30, 2016 at fair value; net of reserve against losses of $1,574 at March 31, 2017, $1,775 at June 30, 2016) - Notes D, E, K and M	22,644	21,868
Equity investments
($10,046 at March 31, 2017, $9,443 at June 30, 2016 at fair value) - Notes B, D, G and K	13,282	12,588
Debt securities - Notes D, F, K and M	3,633	2,900

Total investments	39,559	37,356

Derivative assets - Notes J, K and P	3,200	3,695

Receivables and other assets	3,025	3,171

Total assets	$91,550	$90,434

Liabilities and capital

Liabilities
Securities sold under repurchase agreements and payable for cash collateral received - Note P	$4,768	$4,143

Borrowings outstanding - Note K
From market and other sources at amortized cost	2,874	2,061
From market sources at fair value	51,391	51,777
From International Development Association at fair value	949	1,099
From International Bank for Reconstruction and Development at amortized cost	200	205

Total borrowings	55,414	55,142

Derivative liabilities - Notes J, K and P	3,286	3,952

Payables and other liabilities	3,886	4,431

Total liabilities	67,354	67,668

Capital
Capital stock, authorized (2,580,000 at March 31, 2017 and June 30, 2016) shares of $1,000 par value each Subscribed and paid-in	2,566	2,566

Accumulated other comprehensive loss - Note H	(16)	(431)

Retained earnings - Note H	21,619	20,608

Total IFC capital	24,169	22,743

Non-controlling interests	27	23

Total capital	24,196	22,766

Total liabilities and capital	$91,550	$90,434

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

for each of the three and nine months ended March 31, 2017 (unaudited) and March 31, 2016 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,
	2017	2016	2017	2016
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$303	$285	$944	$830

Provision (release of provision) for losses on loans, guarantees and other receivables - Note E	63	(125)	—	(320)

Income (loss) from equity investments and associated derivatives - Note G	184	20	373	286

Income from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	43	27	140	96

Total income from investments	593	207	1,457	892

Income from liquid asset trading activities - Note C	283	196	707	309

Charges on borrowings	(186)	(111)	(507)	(277)

Income from investments and liquid asset trading activities, after charges on borrowings	690	292	1,657	924

Other income
Advisory services income	68	68	187	177
Service fees	16	24	52	74
Other - Note B	49	30	122	82

Total other income	133	122	361	333

Other expenses
Administrative expenses	(240)	(245)	(754)	(736)
Advisory services expenses	(75)	(73)	(214)	(201)
Expense from pension and other postretirement benefit plans - Note O	(74)	(47)	(220)	(139)
Other - Note B	(7)	(9)	(25)	(29)

Total other expenses	(396)	(374)	(1,213)	(1,105)

Foreign currency transaction gains and losses on non-trading activities	(77)	(54)	(176)	(42)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	350	(14)	629	110

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value - Note I	120	12	488	51

Income (loss) before grants to IDA	470	(2)	1,117	161

Grants to IDA - Note H	(101)	(330)	(101)	(330)

Net income (loss)	369	(332)	1,016	(169)

Net (gains) losses attributable to non-controlling interests	(2)	(3)	(5)	2

Net income (loss) attributable to IFC	$367	$(335)	$1,011	$(167)

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

for each of the three and nine months ended March 31, 2017 (unaudited) and March 31, 2016 (unaudited)

(US$ millions)

	Three months ended March 31,		Nine months ended March 31,
	2017	2016	2017	2016

Net income (loss) attributable to IFC	$367	$(335)	$1,011	$(167)

Other comprehensive income (loss)

Unrealized gains and losses on debt securities

Net unrealized gains (losses) on available-for-sale debt securities arising during the period	169	72	201	(32)

Reclassification adjustment for realized gains included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	(44)	(5)	(67)	(35)

Reclassification adjustment for other-than-temporary impairments included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	4	3	30	29

Net unrealized gains (losses) on debt securities	129	70	164	(38)

Unrealized gains and losses on equity investments

Net unrealized gains (losses) on equity investments arising during the period	229	(147)	405	(690)

Reclassification adjustment for realized gains included in net income (Income from equity investments and associated derivatives)	(107)	(63)	(373)	(561)

Reclassification adjustment for other-than-temporary impairments included in net income (Income from equity investments and associated derivatives)	45	85	154	282

Net unrealized gains (losses) on equity investments	167	(125)	186	(969)

Net unrecognized net actuarial losses and unrecognized prior service credits on benefit plans - Note O	21	8	65	25

Total other comprehensive income (loss)	317	(47)	415	(982)

Total comprehensive income (loss) attributable to IFC	$684	$(382)	$1,426	$(1,149)

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN CAPITAL

for each of the nine months ended March 31, 2017 (unaudited) and March 31, 2016 (unaudited)

(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note H	Capital stock	Total IFC capital	Non- controlling interests	Total capital

At June 30, 2015	$20,457	$184	$20,641	$1,197	$2,566	$24,404	$22	$24,426

Nine months ended March 31, 2016
Net loss attributable to IFC	(167)		(167)			(167)		(167)
Other comprehensive loss				(982)		(982)		(982)
Payments received for IFC capital stock Subscribed					—	—		—
Designations of retained earnings - Note H	(344)	344	—			—		—
Expenditures against designated retained earnings - Note H	370	(370)	—			—		—
Non-controlling interests issued							1	1
Net losses attributable to non-controlling interests							(2)	(2)

At March 31, 2016	$20,316	$158	$20,474	$215	$2,566	$23,255	$21	$23,276

At June 30, 2016	$20,475	$133	$20,608	$(431)	$2,566	$22,743	$23	$22,766

Nine months ended March 31, 2017
Net income attributable to IFC	1,011		1,011			1,011		1,011
Other comprehensive income				415		415		415
Payments received for IFC capital stock Subscribed					—	—		—
Designations of retained earnings - Note H	(161)	161	—			—		—
Expenditures against designated retained earnings - Note H	138	(138)	—			—		—
Non-controlling interests issued							(1)	(1)
Net gains (losses) attributable to non-controlling interests							5	5

At March 31, 2017	$21,463	$156	$21,619	$(16)	$2,566	$24,169	$27	$24,196

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2017 (unaudited) and March 31, 2016 (unaudited)

(US$ millions)

	2017	2016
Cash flows from investing activities
Loan disbursements	$(4,706)	$(5,242)
Investments in equity securities	(1,499)	(1,411)
Investments in debt securities	(934)	(563)
Loan repayments	3,791	4,052
Equity redemptions	78	—
Debt securities repayments	132	183
Proceeds from sales of loan investments	17	—
Proceeds from sales of equity investments	1,275	1,611
Proceeds from sales of debt securities	145	130

Net cash used in investing activities	(1,701)	(1,240)

Cash flows from financing activities
Medium and long-term borrowings
Issuance	13,528	12,053
Retirement	(12,810)	(6,641)
Medium and long-term borrowings related derivatives, net	(749)	(1,032)
Short-term borrowings, net	676	700
Non-controlling interests issued	(1)	1

Net cash provided by financing activities	644	5,081

Cash flows from operating activities
Net income attributable to IFC	1,011	(167)
Add: Net gains (losses) attributable to non-controlling interests	5	(2)

Net income	1,016	(169)
Adjustments to reconcile net income or loss to net cash provided by operating activities:
Realized losses (gains) on loans and associated derivatives, net	38	(2)
Realized gains on debt securities and associated derivatives, net	(49)	(36)
Gains on equity investments and related derivatives, net	(632)	(717)
Provision for losses on loans, guarantees and other receivables	—	320
Other-than-temporary impairments on debt securities	30	29
Other-than-temporary impairments on equity investments	436	600
Net premiums received at issuance of borrowings	2	4
Net discounts paid on retirement of borrowings	(19)	(79)
Net realized gains on extinguishment of borrowings	(1)	(5)
Foreign currency transaction gains and losses on non-trading activities	176	42
Net unrealized gains on non-trading financial instruments accounted for at fair value	(488)	(51)
Change in accrued income on loans, time deposits and securities	(128)	(111)
Change in payables and other liabilities	(979)	549
Change in receivables and other assets	144	167
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,454	1,269

Net cash provided by operating activities	2,000	1,810

Change in cash and cash equivalents	943	5,651
Effect of exchange rate changes on cash and cash equivalents	382	620

Net change in cash and cash equivalents	1,325	6,271
Beginning cash and cash equivalents	14,505	9,018

Ending cash and cash equivalents	$15,830	$15,289

Composition of cash and cash equivalents
Cash and due from banks	$1,343	$1,495
Time deposits	14,487	13,794

Total cash and cash equivalents	$15,830	$15,289

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2017 (unaudited) and March 31, 2016 (unaudited)

(US$ millions)

	2017	2016
Supplemental disclosure

Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(74)	$(200)
Debt securities	43	(43)
Loan and debt security-related currency swaps	46	297
Borrowings	(4)	443
Borrowing-related currency swaps	(41)	(323)

Charges on borrowings paid, net	$455	$226

Non-cash items:
Loan and debt security conversion to equity, net	$125	$48

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operation.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.

Functional currency – IFC’s functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i)	all majority-owned subsidiaries;

ii)	limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE’s primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC’s condensed consolidated balance sheet and condensed consolidated income statement as “non-controlling interests” and “net gains/losses attributable to non-controlling interests”, respectively.

An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity’s operations; or

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE’s net assets change. IFC’s variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE’s activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Prior to the adoption, effective July 1, 2015, of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2015-02, Amendments to the Consolidation Analysis, IFC was considered to be the primary beneficiary of a VIE if it had the power to direct the VIE’s activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially have been significant to the VIE unless:

i)	the entity had the attributes of an investment company or for which it is industry practice to account for their assets at fair value through earnings;

ii)	IFC had an explicit or implicit obligation to fund losses of the entity that could potentially have been significant to that entity; and

iii)	the entity was a securitization vehicle, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that were required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

In those cases, IFC was considered to be the primary beneficiary if it would absorb the majority of the VIE’s expected losses or expected residual returns. See “Recently adopted accounting standards” in this Note A and Note M for more information regarding the adoption of ASU 2015-02. IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities:

i)	investees in which IFC has significant influence:

a)	direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans);

b)	investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii)	direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;

iii)	all equity interests in private equity funds;

iv)	certain hybrid instruments in the investment portfolio;

v)	all market borrowings and investments in certain debt securities that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings; and

vi)	borrowings from IDA.

All borrowings and investments in debt securities for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments that are accounted for at fair value with changes in fair value reported in earnings as such changes occur. Measuring at fair value those borrowings and investments for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and investments and related economic hedges differently, without having to apply ASC Topic 815’s, Derivatives and Hedging (ASC 815) complex hedge accounting requirements.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

The FVO has been elected for certain hybrid instruments in the investment portfolio that would otherwise require bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminates the bifurcation requirement.

Equity securities held by consolidated subsidiaries that are investment companies

Pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946) and ASC Topic 810, Consolidation, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Notwithstanding the following paragraph, pursuant to ASC Topic 320, Investments - Debt and Equity Securities (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC’s debt securities and equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC’s borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity and debt securities in the investment portfolios that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2017 and June 30, 2016. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC’s accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under “Fair Value Option and Fair Value Measurements”, direct equity investments and investments in LLPs and LLCs that maintain separate ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC’s investments in its oil and gas unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains and losses on the sale or redemption of equity investments are measured against the average cost of the investments sold.

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Realized losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC’s annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC’s condensed consolidated income statement in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC’s financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC’s condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.

It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.

Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC’s condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC’s condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In June 2013, the FASB issued ASU 2013-08, Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements (ASU 2013-08). Among other things, ASU 2013-08 amends the criteria for an entity to qualify as an investment company under ASC Topic 946, introduces new disclosure requirements applicable to investment companies, and amends the measurement criteria for certain investments by an investment company in another investment company. ASU 2013-08 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2013 (which was the year ended June 30, 2015 for IFC). IFC adopted ASU 2013-08 on July 1, 2014 with no material impact on IFC’s financial position, results of operations or cash flows.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (ASU 2014-11). ASU 2014-11 requires secured borrowing accounting for repurchase-to-maturity transactions, eliminates current accounting guidance on linking repurchase financing transactions and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and repurchase agreements, securities lending transactions and repurchase to maturity transactions accounted for as secured borrowings. The accounting changes and expanded disclosure requirements for certain transfers accounted as sales are applicable for the first interim or annual reporting period beginning after December 15, 2014 (which was the interim period ended March 31, 2015 for IFC). The disclosure requirements for certain transactions accounted for as secured borrowings are applicable for interim periods beginning after March 15, 2015 (which was the three months ended June 30, 2015 for IFC) and are reflected in Note P. IFC adopted ASU 2014-11’s accounting changes on January 1, 2015 with no material impact on IFC’s financial position, results of operations or cash flows.

In May 2015, the FASB issued ASU No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments whose fair values are measured at NAV (or its equivalent) under the practical expedient in the ASC, requires disclosure by reporting entities of the amount of investments measured at NAV (or its equivalent) under the practical expedient, and limits the disclosure requirements all investments eligible to be measured at NAV under the practical expedient to only those to which the practical expedient is applied. ASU 2015-07 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. As permitted, IFC early adopted ASU 2015-07 effective June 30, 2015 as reflected in Note R.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis (ASU 2015-02). ASU 2015-02 amends ASC Topic 810, Consolidation, by modifying the evaluation of whether limited partnerships and similar entities are VIEs; eliminating the presumption that a general partner should consolidate a limited partnership; modifying the consolidation assessment of reporting entities that are involved with VIEs, particularly those that have fee arrangements (with the VIE) and related party relationships; providing a scope exception from Topic 810 for reporting entities with interests in certain money market funds. ASU 2015-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which is the year ending June 30, 2017 for IFC). As permitted, IFC early adopted ASU 2015-02 on July 1, 2015, as reflected in Note M, with no material impact on IFC’s financial position, results of operations or cash flows.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In November 2014, the FASB issued ASU 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (ASU 2014-16). ASU 2014-16 requires, for purposes of evaluating embedded features for bifurcation under ASU 815, the determination of the nature of a host contract issued in share form to be based on the economic characteristics and risks of the entire hybrid instrument, including the embedded feature being evaluated. Further, the ASU stipulates that the existence or omission of any single term or feature does not necessarily determine the economic characteristics and risks of the host. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 (which is the year ending June 30, 2017 for IFC). As permitted, IFC early adopted ASU 2014-16 on January 1, 2016 with no material impact on IFC’s financial position, results of operations or cash flows.

Accounting and financial reporting developments – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of March 31, 2017. IFC continues to evaluate the potential future implications of the Act.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is currently applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2014-09.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Instruments - Going Concern (ASU 2014-15). ASU 2014-15 requires reporting entities to perform interim and annual assessments of their ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year of the date on which the financial statements are available to be issued). A reporting entity will be required to make certain disclosures if there is substantial doubt about the entity’s ability to continue to as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016 (which is the year ending June 30, 2017 for IFC) and for interim periods thereafter.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01). ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income. However, entities may elect to account for equity investments that do not have readily determinable fair values at cost less impairment, as adjusted for observable price changes in orderly transactions for the identical and similar instrument of the issuer. ASU 2016-01 will require separate presentation in other comprehensive income (OCI) the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value under the FVO. For public business entities, ASU 2016-01 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, (which is the year ending June 30, 2019 for IFC). ASC 2016-01’s requirements are to be adopted by means of a cumulative-effect adjustment of the balance sheet as of the beginning of the fiscal year of adoption. Entities may adopt ASU 2016-01’s guidance relative to OCI recognition of changes in fair value due to changes in the instrument-specific credit risk of liabilities measured under the FVO for financial statements of fiscal years or interim periods that have not yet been issued, as of the beginning of the fiscal year of adoption – otherwise early adoption is not permitted. IFC is currently evaluating the impact of ASU 2016-01.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 introduces a new accounting model that will result in lessees recording most leases on the balance sheet, aligns many of the underlying profit recognition principles with those in ASU 2014-09 and eliminates the use of “bright line” tests currently required for determining lease classification. ASU 2016-02 is effective for fiscal years, and interim periods within the fiscal years, beginning after December 15, 2018, (which is the year ending June 30, 2020 for IFC). Earlier adoption is permitted. IFC is currently evaluating the impact of ASU 2016-02.

In March 2016, the FASB issued ASU 2016-06, Contingent Put and Call Options in Debt Instruments; ASU 2016-07, Simplifying the Transition to the Equity Method of Accounting; and ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross Versus Net). ASU 2016-06 clarifies certain matters regarding the assessment required under ASC 815 of whether contingent puts and calls embedded in debt instruments require bifurcation. ASU 2016-06 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Early adoption is permitted. ASU 2016-06 will have no material impact on IFC’s financial position, results of operations or cash flows.

ASU 2016-07 simplifies the equity method of accounting by eliminating the requirement to retroactively apply the equity method to an investment that subsequently qualifies for such accounting as a result of an increase in ownership and/or degree of influence. Consequently, when an investment qualifies for equity method accounting, the cost of acquiring the additional ownership would be added to the investor’s previous cost basis and the equity method subsequently applied upon the date the investor obtains the ability to exercise significant influence over the investee. ASU 2016-07 is effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2016, (which is the year ended June 30, 2018 for IFC). Given IFC’s current election of the FVO for all investments that otherwise qualify for equity method accounting, ASU 2016-07 is not expected to materially impact IFC’s financial position, results of operations or cash flows.

ASU 2016-08 amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASC 2014-09’s control principle. ASU 2016-08 has the same effective date as 2014-09, (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2016-08.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments held at the balance sheet date based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses (CECL) reduces the amortized cost basis of a financial asset to an amount expected to be collected. For future periods which cannot be forecasted in a reasonable and supportable manner, the

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

reporting entity will revert to historical loss experience. Although ASU 2016-13 does not prescribe a specific methodology, it requires a collective assessment for financial assets with similar risk characteristics. Credit losses for financial assets that do not share similar risk characteristics with other financial assets will be measured individually. Impairment of investments in available-for-sale debt securities will be recognized via the allowance method, which allows for immediate reversals of credit losses. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the year ended June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2016-13.

In October, 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That are under Common Control (ASC 2016-17). ASC 2016-17 amends Topic 810 so that a single decision maker with respect to a VIE is not required to consider interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, the entity is required to include those interests on a proportional basis consistent with interests held through other related parties. ASC 2016-17 is effective for fiscal years, and interim periods within those annual periods, beginning after December 5, 2016 (which is the year ended June 30, 2018 for IFC.) ASU 2016-17 will have no material impact on IFC’s financial position, results of operations or cash flows.

In March, 2017, The FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). ASU 2017-07 requires entities to (1) disaggregate the current-service-cost component from other components of net periodic benefit cost and present it with other current period compensation costs for related employees in the income statement, and (2) present the other components elsewhere in the income statement and outside of income from operations if that subtotal is presented. In addition, ASU 2017-07 requires entities to disclose the income statement lines that contain the other components if they are not presented on appropriately described lines. ASU 2017-07 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017 (which is the year ended June 30, 2019 for IFC).

In March, 2017, The FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. ASU 2017-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 (which is the year ended June 30, 2020 for IFC). ASU 2016-17 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.

In addition, during the Nine months ended March 31, 2017, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC’s traditional investor pool and manages third-party capital. AMC is consolidated into IFC’s financial statements. At March 31, 2017, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2016).

As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated balance sheet at March 31, 2017 and June 30, 2016 comprise (US$ millions):

	March 31, 2017	June 30, 2016
Cash, receivables and other assets	$54	$55
Equity investments	*	*
Payables and other liabilities	2	2

*	Less than $0.5 million.

As a result of the consolidation of AMC, amounts included in IFC’s condensed consolidated statement of operations for the three and nine months ended March 31, 2017 and 2016 comprise (US$ millions):

	Three months ended		Nine months ended
	March 31,		March 31,
	2017	2016	2017	2016
Other income	$19	$15	$61	$48
Other expenses	5	6	17	18

At March 31, 2017, AMC managed thirteen funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61	%**
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds	18	%***
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19	%****
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	27%
IFC Emerging Asia Fund, LP	35%

**	By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
***	The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
****	The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.

IFC’s investments in AMC Funds, except for the IFC Russian Bank Capitalization Fund, LP (RBCF) created in June 2012, are accounted for at fair value under the Fair Value Option. RBCF is a VIE and is consolidated by IFC because IFC is deemed its primary beneficiary.

As a result of consolidating RBCF, IFC’s condensed consolidated balance sheet at March 31, 2017 includes $35 million of equity investments ($41 million - June 30, 2016), and non-controlling interests of $27 million ($23 million - June 30, 2016). These non-controlling interests meet the FASB’s definition of mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. RBCF’s termination date is 2021 with a possible extension to 2023. As RBCF is considered an investment company, its investment securities (equity investments) are measured at fair value in IFC’s condensed consolidated balance sheet; therefore, the settlement value or estimate of cash that would be due and payable to settle these non-controlling interests, assuming an orderly liquidation of RBCF on March 31, 2017, approximates the $27 million of non-controlling interests reflected on IFC’s condensed consolidated balance sheet at March 31, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION (continued)

As of December 31, 2016, IFC Global Emerging Markets Fund of Funds is no longer consolidated because IFC is no longer the sole limited partner with a controlling financial interest due to the admission of a new limited partner. The impact of the de-consolidation on IFC’s financial statements is insignificant.

Other Consolidated entities

In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these Condensed Consolidated Financial Statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these Condensed Consolidated Financial Statements under the VIE or voting interest model is insignificant.

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the three and nine months ended March 31, 2017 and 2016 comprises (US$ millions):

	Three months ended		Nine months ended
	March 31,		March 31,
	2017	2016	2017	2016
Interest income, net	$146	$139	$421	$414
Net gains and losses on trading activities (realized and unrealized)	137	57	286	(105)

Total income from liquid asset trading activities	$283	$196	$707	$309

Net gains and losses on trading activities comprise net gains on asset-backed and mortgage-backed securities of $20 million and $42 million for the three and nine months ended March 31, 2017 ($5 million net gains and $83 million net losses - three and nine months ended March 31, 2016) and net gains on other trading securities of $117 million and $244 million for the three and nine months ended March 31, 2017 ($52 million net gains and $22 million net losses - three and nine months ended March 31, 2016).

NOTE D – INVESTMENTS

The carrying amount of investments at March 31, 2017 and June 30, 2016 comprises (US$ millions):

	March 31, 2017	June 30, 2016
Loans
Loans at amortized cost	$23,256	$22,681
Less: Reserve against losses on loans	(1,574)	(1,775)

Loans at amortized cost less reserve against losses	21,682	20,906

Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $1,068 at March 31, 2017, $1,093 – June 30, 2016)	962	962

Total loans	22,644	21,868

Equity investments
Equity investments at cost less impairment*	3,236	3,145
Equity investments accounted for at fair value as available-for-sale (cost $2,246 at March 31, 2017, $2,278 – June 30, 2016)	3,687	3,526
Equity investments accounted for at fair value (cost $5,811 at March 31, 2017, $5,331 – June 30, 2016)	6,359	5,917

Total equity investments	13,282	12,588

Debt securities
Debt securities accounted for at fair value as available-for-sale (amortized cost $3,022 at March 31, 2017, $2,553 – June 30, 2016)	3,107	2,474
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $522 at March 31, 2017, $442 – June 30, 2016)	526	426

Total debt securities	3,633	2,900

Total carrying amount of investments	$39,559	$37,356

*	Equity investments at cost less impairment at March 31, 2017 includes unrealized gains of $0 ($7 million unrealized gains – June 30, 2016) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and nine months ended March 31, 2017 and 2016 comprise the following (US$ millions):

	Three months ended		Nine months ended
	March 31,		March 31,
	2017	2016	2017	2016
Interest income	$279	$262	$918	$758
Commitment fees	7	9	25	26
Other financial fees	14	14	39	44
Realized gains (losses) on loans, guarantees and associated derivatives	3	—	(38)	2

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$303	$285	$944	$830

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the three and nine months ended March 31, 2017 and 2016, and for the years ended June 30, 2016 and 2015, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended March 31, 2017				Nine months ended March 31, 2017
	Specific reserves	Portfolio reserves		Total reserves	Specific reserves	Portfolio reserves		Total reserves
Beginning balance	$913	$804		$1,717	$965	$810		$1,775
Provision (release of provision) for losses on loans, net	125	(185	)*	(60)	199	(185	)*	14
Write-offs	(101)	—		(101)	(224)	—		(224)
Recoveries of previously written-off loans	—	—		—	1	—		1
Foreign currency transaction adjustments	5	3		8	(4)	(3)		(7)
Other adjustments*	10	—		10	15	—		15

Ending balance	$952	$622		$1,574	$952	$622		$1,574

Related recorded investment in loans at March 31, 2017 evaluated for impairment**	$23,256	$21,516		$23,256	$23,256	$21,516		$23,256
Recorded investment in loans with specific reserves	$1,740				$1,740

*	Includes $156 million release of provision due to a change in estimate as a result of reviewing IFC’s methodology for estimating the portfolio reserves against losses, in particular the probability of default and loss given default, pursuant to the implementation of a new Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	Three months ended March 31, 2016			Nine months ended March 31, 2016
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$1,116	$785	$1,901	$962	$781	$1,743
Provision for losses on loans	81	44	125	260	59	319
Write-offs	(143)	—	(143)	(160)	—	(160)
Recoveries of previously written-off loans	—	—	—	20	—	20
Foreign currency transaction adjustments	11	6	17	(11)	(5)	(16)
Other adjustments*	4	—	4	(2)	—	(2)

Ending balance	$1,069	$835	$1,904	$1,069	$835	$1,904

Related recorded investment in loans at March 31, 2016 evaluated for impairment**	$23,014	$21,302	$23,014	$23,014	$21,302	$23,014
Recorded investment in loans with specific reserves	$1,712			$1,712

	Year ended June 30, 2016			Year ended June 30, 2015
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$962	$781	$1,743	$838	$848	$1,686
Provision (release of provision) for losses on loans, net	319	36	355	199	(30)	169
Write-offs	(310)	—	(310)	(34)	—	(34)
Recoveries of previously written-off loans	18	—	18	4	—	4
Foreign currency transaction adjustments	(18)	(7)	(25)	(43)	(37)	(80)
Other adjustments*	(6)	—	(6)	(2)	—	(2)

Ending balance	$965	$810	$1,775	$962	$781	$1,743

Related recorded investment in loans at June 30, 2016 and 2015 evaluated for impairment**	$22,681	$20,929	$22,681	$22,295	$20,573	$22,295
Recorded investment in loans with specific reserves	$1,752			$1,722

*	Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**	IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the three and nine months ended March 31, 2017 and 2016, and for the years ended June 30, 2016 and 2015, are summarized below (US$ millions):

	Three months ended March 31,		Nine months ended March 31,		Year ended June 30,
	2017	2016	2017	2016	2016	2015
Beginning balance	$13	$20	$23	$20	$20	$22
Provision (release of provision) for losses on guarantees	(3)	***	(13)	***	3	(2)

Ending balance	$10	$20	$10	$20	$23	$20

***	Less than $0.5 million.

Changes in the reserve against losses on other receivables for the three and nine months ended March 31, 2017 and 2016, and for the years ended June 30, 2016 and 2015, are summarized below (US$ millions):

	Three months ended March 31,		Nine months ended March 31,		Year ended June 30,
	2017	2016	2017	2016	2016	2015
Beginning balance	$7	$8	$8	$7	$7	$3
Provision (release of provision) for losses on other receivables	—	—	(1)	1	1	4

Ending balance	$7	$8	$7	$8	$8	$7

Impaired loans

The average recorded investment and the recorded investment in loans at amortized cost that are impaired at March 31, 2017 and June 30, 2016 are as follows (US$ millions):

	March 31, 2017	June 30, 2016
Average recorded investment in loans at amortized cost that are impaired	$1,824	$1,835
Recorded investment in loans at amortized cost that are impaired	1,740	1,752

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	March 31, 2017
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$102	$153	$83	$102	$1
Europe, Middle East and North Africa	598	670	370	632	8
Sub-Saharan Africa, Latin America and Caribbean	172	194	55	170	10
Other	—	15	—	13	—

Total manufacturing, agribusiness and services	872	1,032	508	917	19

Financial markets
Asia	—	2	—	—	—
Europe, Middle East and North Africa	33	38	12	37	2
Sub-Saharan Africa, Latin America and Caribbean	45	70	14	43	—
Other	—	—	—	—	—

Total financial markets	78	110	26	80	2

Infrastructure and natural resources
Asia	105	119	67	114	—
Europe, Middle East and North Africa	141	169	102	158	1
Sub-Saharan Africa, Latin America and Caribbean	455	487	223	465	11

Total infrastructure and natural resources	701	775	392	737	12

Telecom, media & technology, and venture investing
Europe, Middle East and North Africa	67	67	15	68	2
Sub-Saharan Africa, Latin America and Caribbean	22	22	11	22	—

Total Telecom, media & technology, and venture investing	89	89	26	90	2

Total	$1,740	$2,006	$952	$1,824	$35

All impaired loans at March 31, 2017 had specific reserves.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2016
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services
Asia	$102	$154	$72	$139	$1
Europe, Middle East and North Africa	672	724	391	712	11
Sub-Saharan Africa, Latin America and Caribbean	183	206	108	179	2
Other	14	14	14	14	—

Total manufacturing, agribusiness and services	971	1,098	585	1,044	14

Financial markets
Asia	—	2	—	—	—
Europe, Middle East and North Africa	10	11	8	13	1
Sub-Saharan Africa, Latin America and Caribbean	32	56	9	24	1
Other	1	1	1	1	—

Total financial markets	43	70	18	38	2

Infrastructure and natural resources
Asia	121	121	68	121	(1)
Europe, Middle East and North Africa	213	221	135	216	4
Sub-Saharan Africa, Latin America and Caribbean	398	410	156	410	16

Total infrastructure and natural resources	732	752	359	747	19

Telecom, media & technology, and venture investing
Sub-Saharan Africa, Latin America and Caribbean	6	6	3	6	1

Total Telecom, media & technology, and venture investing	6	6	3	6	1

Total	$1,752	$1,926	$965	$1,835	$36

All impaired loans at June 30, 2016 had specific reserves.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $1,590 million at March 31, 2017 ($1,646 million – June 30, 2016). The interest income on such loans for the three and nine months ended March 31, 2017 and 2016 is summarized as follows (US$ millions):

	Three months ended March 31,		Nine months ended March 31,
	2017	2016	2017	2016
Interest income not recognized on nonaccruing loans	$32	$52	$86	$117
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	10	10	23	20

The recorded investment in nonaccruing loans at amortized cost at March 31, 2017 and June 30, 2016 is summarized by industry sector and geographic region as follow (US$ millions):

	March 31, 2017
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$96	$—	$105	$—	$201
Europe, Middle East and North Africa	543	33	141	67	784
Sub-Saharan Africa, Latin America and Caribbean	171	47	245	22	485
Other	—	—	—	—	—

Total disbursed loans at amortized cost	$810	$80	$491	$89	$1,470

	June 30, 2016
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in nonaccruing loans
Asia	$87	$—	$121	$—	$208
Europe, Middle East and North Africa	610	10	195	—	815
Sub-Saharan Africa, Latin America and Caribbean	233	1	220	16	470
Other	15	1	—	—	16

Total disbursed loans at amortized cost	$945	$12	$536	$16	$1,509

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans

An age analysis, based on contractual terms, of IFC’s loans at amortized cost by industry sector and geographic region follows (US$ millions):

	March 31, 2017
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$—	$—	$96	$96	$1,342	$1,438
Europe, Middle East and North Africa	—	34	526	560	2,117	2,677
Sub-Saharan Africa, Latin America and Caribbean	2	15	134	151	2,391	2,542
Other	—	—	—	—	393	393

Total manufacturing, agribusiness and services	2	49	756	807	6,243	7,050

Financial markets
Asia	—	—	—	—	1,767	1,767
Europe, Middle East and North Africa	—	—	3	3	2,008	2,011
Sub-Saharan Africa, Latin America and Caribbean	—	3	26	29	3,244	3,273
Other	—	—	—	—	952	952

Total financial markets	—	3	29	32	7,971	8,003

Infrastructure and natural resources
Asia	—	3	105	108	1,754	1,862
Europe, Middle East and North Africa	29	—	136	165	1,427	1,592
Sub-Saharan Africa, Latin America and Caribbean	10	—	107	117	3,796	3,913
Other	—	—	—	—	211	211

Total infrastructure and natural resources	39	3	348	390	7,188	7,578

Telecom, media & technology, and venture investing
Asia	—	—	—	—	320	320
Europe, Middle East and North Africa	—	—	46	46	67	113
Sub-Saharan Africa, Latin America and Caribbean	—	—	16	16	312	328
Other	—	—	—	—	—	—

Total Telecom, media & technology, and venture investing	—	—	62	62	699	761

Total disbursed loans at amortized cost	$41	$55	$1,195	$1,291	$22,101	$23,392

Unamortized deferred loan origination fees, net and other						(129)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(7)

Recorded investment in loans at amortized cost						$23,256

At March 31, 2017, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2016
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services
Asia	$14	$—	$74	$88	$1,351	$1,439
Europe, Middle East and North Africa	—	8	564	572	2,096	2,668
Sub-Saharan Africa, Latin America and Caribbean	6	15	194	215	2,211	2,426
Other	—	—	15	15	336	351

Total manufacturing, agribusiness and services	20	23	847	890	5,994	6,884

Financial markets
Asia	—	—	—	—	1,644	1,644
Europe, Middle East and North Africa	—	—	7	7	1,963	1,970
Sub-Saharan Africa, Latin America and Caribbean	—	—	2	2	2,856	2,858
Other	—	—	1	1	742	743

Total financial markets	—	—	10	10	7,205	7,215

Infrastructure and natural resources
Asia	—	—	121	121	1,793	1,914
Europe, Middle East and North Africa	—	10	124	134	1,667	1,801
Sub-Saharan Africa, Latin America and Caribbean	—	—	82	82	3,768	3,850
Other	—	—	—	—	200	200

Total infrastructure and natural resources	—	10	327	337	7,428	7,765

Telecom, media & technology, and venture investing
Asia	—	—	—	—	406	406
Europe, Middle East and North Africa	—	—	—	—	144	144
Sub-Saharan Africa, Latin America and Caribbean	11	—	16	27	237	264
Other	—	—	—	—	139	139

Total Telecom, media & technology, and venture investing	11	—	16	27	926	953

Total disbursed loans at amortized cost	$31	$33	$1,200	$1,264	$21,553	$22,817

Unamortized deferred loan origination fees, net and other						(125)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(11)

Recorded investment in loans at amortized cost						$22,681

At June 30, 2016, loans 90 days or greater past due still accruing were insignificant.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. In FY17 Q3, IFC implemented a new rating system, replacing its previous rating system. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the new rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor’s ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong

An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor’s ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than ‘CR-1’ and ‘CR-2’.
CR-4	BBB

An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-

An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB

An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-

An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor’s insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak

An obligor rated CR-9 is less vulnerable to default than obligors rated ‘CR-10’ or ‘CR-11’. Significantly negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-10	B

An obligor rated CR-10 is more vulnerable to default than obligors rated ‘CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor’s financial profile and ability to meet its financial obligations.

CR-11	B-

An obligor rated CR-11 is more vulnerable to default than obligors rated ‘CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor’s financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention

An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations

CR-13	CCC	Very Weak /Substandard

An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak /Doubtful

An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15			An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D	Worse than CCC- and D	Imminent Default /Default	An obligor rated D is in payment default according to IFC’s accounting definition of default.

IFC has revised the June 30, 2016 ratings to conform to the new rating system methodology.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC’s disbursed loans at amortized cost by credit quality indicator effective March 31, 2017 and June 30, 2016 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at March 31, 2017	$80	$1,072	$3,503	$9,060	$6,581	$1,122	$296	$472	$1,206	$23,392

Total disbursed loans at amortized cost at June 30, 2016	$361	$939	$4,067	$7,522	$6,717	$701	$595	$612	$1,303	$22,817

March 31, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$67	$248	$1,182	$1,957	$1,600	$87	$24	$56	$166	$5,387
Europe, Middle East and North Africa	—	272	672	2,431	1,698	405	59	174	682	6,393
Sub-Saharan Africa, Latin America and Caribbean	—	552	1,486	3,577	2,998	630	213	242	358	10,056
Other	13	—	163	1,095	285	—	—	—	—	1,556

Total geographic region	$80	$1,072	$3,503	$9,060	$6,581	$1,122	$296	$472	$1,206	$23,392

March 31, 2017
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$80	$409	$1,169	$2,498	$1,640	$229	$80	$197	$748	$7,050
Financial markets	—	27	1,729	4,532	1,515	116	32	17	35	8,003
Infrastructure and natural resources	—	487	366	1,880	3,357	725	155	201	407	7,578
Telecom, media & technology, and venture investing	—	149	239	150	69	52	29	57	16	761

Total industry sector	$80	$1,072	$3,503	$9,060	$6,581	$1,122	$296	$472	$1,206	$23,392

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2016
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$272	$110	$1,123	$1,796	$1,721	$79	$68	$64	$170	$5,403
Europe, Middle East and North Africa	24	183	628	2,482	1,977	255	92	156	786	6,583
Sub-Saharan Africa, Latin America and Caribbean	60	645	1,934	2,974	2,260	367	435	392	331	9,398
Other	5	1	382	270	759	—	—	—	16	1,433

Total geographic region	$361	$939	$4,067	$7,522	$6,717	$701	$595	$612	$1,303	$22,817

June 30, 2016
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$124	$376	$1,260	$2,015	$1,732	$194	$166	$136	$881	$6,884
Financial markets	4	65	1,774	3,559	1,697	69	5	15	27	7,215
Infrastructure and natural resources	60	498	729	1,766	3,139	315	424	455	379	7,765
Telecom, media & technology, and venture investing	173	—	304	182	149	123	—	6	16	953

Total industry sector	$361	$939	$4,067	$7,522	$6,717	$701	$595	$612	$1,303	$22,817

Loan modifications, including past due amounts capitalized and written off, during the three and nine months ended March 31, 2017 considered troubled debt restructurings totaled $106 million and $293 million ($42 million and $201 million – three and nine months ended March 31, 2016). There were two loans that defaulted during the nine months ended March 31, 2017 that had been modified in a troubled debt restructuring within 12 months prior to the date of default with an outstanding balance of $18 million. One of the loans with an outstanding balance of $4 million was brought current prior to March 31, 2017. The remaining loan was evaluated and included as part of the specific reserve.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2017 totaled $4,236 million ($4,250 million – June 30, 2016). Guarantees of $3,616 million that were outstanding (i.e., not called) at March 31, 2017 ($3,478 million – June 30, 2016), were not included in loans on IFC’s condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the three and nine months ended March 31, 2017 and 2016 comprise the following (US$ millions):

	Three months ended		Nine months ended
	March 31,		March 31,
	2017	2016	2017	2016
Interest income	$42	$28	$118	$83
Dividends	1	3	3	6
Realized gains (losses) on debt securities and associated derivatives	4	(1)	49	36
Other-than-temporary impairments	(4)	(3)	(30)	(29)

Total income from debt securities, including realized gains and losses on debt securities and associated derivatives	$43	$27	$140	$96

Nonaccruing debt securities

Debt securities on which the accrual of interest has been discontinued amounted to $102 million at March 31, 2017 ($66 million – June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES (continued)

Debt securities accounted for as available-for-sale at March 31, 2017 and June 30, 2016 comprise (US$ millions):

	March 31, 2017
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$2,121	$95	$(29)	$(90)	$2,097
Preferred shares	409	134	(1)	(1)	541
Asset-backed securities	492	—	—	(23)	469

Total	$3,022	$229	$(30)	$(114)	$3,107

	June 30, 2016
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$1,943	$81	$(40)	$(150)	$1,834
Preferred shares	483	45	(2)	2	528
Asset-backed securities	127	3	—	(18)	112

Total	$2,553	$129	$(42)	$(166)	$2,474

The following table shows the unrealized losses and fair value of debt securities at March 31, 2017 and June 30, 2016 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

	March 31, 2017
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$189	$(28)	$4	$(1)	$193	$(29)
Preferred shares	29	(1)	—	—	29	(1)

Total	$218	$(29)	$4	$(1)	$222	$(30)

	June 30, 2016
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$463	$(15)	$104	$(25)	$567	$(40)
Preferred shares	144	(2)	—	—	144	(2)

Total	$607	$(17)	$104	$(25)	$711	$(42)

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the three and nine months ended March 31, 2017 and 2016 comprises the following (US$ millions):

	Three months ended		Nine months ended
	March 31,		March 31,
	2017	2016	2017	2016
Gains on equity investments and associated derivatives, net	$218	$103	$632	$717
Dividends	89	73	174	163
Other-than-temporary impairments:
Equity investments at cost less impairment	(79)	(74)	(282)	(318)
Equity investments available-for-sale	(45)	(85)	(154)	(282)

Total other-than-temporary impairments	(124)	(159)	(436)	(600)

Custody, fees and other	1	3	3	6

Total income from equity investments and associated derivatives	$184	$20	$373	$286

Gains on equity investments and associated derivatives includes net realized gains on equity investments and associated derivatives of $123 million for the three months ended March 31, 2017 ($194 million – three months ended March 31, 2016) and $697 million for the nine months ended March 31, 2017 ($951 million - nine months ended March 31, 2016).

Dividends include $2 million for the three months ended March 31, 2017 ($2 million – three months ended March 31, 2016) and $8 million for the nine months ended March 31, 2017 ($9 million – nine months ended March 31, 2016) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital and totaled $3,510 million as of March 31, 2017 ($3,179 million – June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H	–	RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance- based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings

At June 30, 2015	$—	$137	$16	$21	$10	$184

Year ended June 30, 2016
Designations of retained earnings	330	14	—	—	—	344
Expenditures against designated retained earnings	(330)	(53)	(4)	(1)	(7)	(395)

At June 30, 2016	$—	$98	$12	$20	$3	$133

Nine months ended March 31, 2017
Designations of retained earnings	101	60	—	—	—	161
Expenditures against designated retained earnings	(101)	(31)	(2)	(1)	(3)	(138)

At March 31, 2017	$—	$127	$10	$19	$—	$156

On August 04, 2016, the Board of Directors approved a designation of $101 million of IFC’s retained earnings for grants to IDA and a designation of $60 million of IFC’s retained earnings for Advisory Services. On October 07, 2016, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

On January 24, 2017, IFC recognized grants to IDA of $101 million on the signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to the designation of retained earnings for grants to IDA approved by IFC’s Board of Directors on August 04, 2016 and noted with approval by IFC’s Board of Governors on October 07, 2016

Accumulated other comprehensive loss

The components of accumulated other comprehensive loss at March 31, 2017 and June 30, 2016 are summarized as follows (US$ millions):

	March 31, 2017	June 30, 2016
Net unrealized gains (losses) on available-for-sale debt securities	$85	$(79)
Net unrealized gains on available-for-sale equity investments	1,441	1,255
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,542)	(1,607)

Total accumulated other comprehensive loss	$(16)	$(431)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2017 and 2016 comprise (US$ millions):

	Three months ended		Nine months ended
	March 31,		March 31,
	2017	2016	2017	2016
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$(37)	$(27)	$250	$(85)
Unrealized gains (losses) on debt securities and associated derivatives	49	(9)	41	(19)

Total net unrealized gains (losses) on loans, debt securities and associated derivatives	12	(36)	291	(104)

Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Credit spread component	(22)	112	219	251
Interest rate, foreign exchange and other components	(80)	(467)	954	(230)

Total unrealized gains (losses) on market borrowings	(102)	(355)	1,173	21

Unrealized (losses) gains on derivatives associated with market borrowings	211	426	(1,013)	155

Unrealized gains (losses) on borrowings from IDA accounted for at fair value	(1)	(23)	37	(21)

Total net unrealized gains on borrowings from market, IDA and associated derivatives	108	48	197	155

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$120	$12	$488	$51

As discussed in Note A, “Summary of significant accounting and related policies”, market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value with changes therein reported in earnings are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in “Unrealized gains and losses on borrowings from market, IDA and associated derivatives” includes the impact of changes in IFC’s own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at March 31, 2017 and June 30, 2016 is summarized as follows (US$ millions):

Condensed Consolidated balance sheet location	March 31, 2017	June 30, 2016
Derivative assets
Interest rate	$310	$646
Foreign exchange	86	307
Interest rate and currency	2,437	2,361
Equity and other	367	381

Total derivative assets	$3,200	$3,695

Derivative liabilities

Interest rate	$755	$454
Foreign exchange	115	96
Interest rate and currency	2,406	3,396
Equity and other	10	6

Total derivative liabilities	$3,286	$3,952

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and nine months ended March 31, 2017 and 2016 is summarized as follows (US$ millions):

		Three months ended March 31,		Nine months ended March 31,
Derivative risk category	Income statement location	2017	2016	2017	2016
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$(7)	$(8)	$(14)	$(22)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(4)	(1)	(5)	(2)
	Income from liquid asset trading activities	(43)	(111)	(8)	(185)
	Charges on borrowings	41	70	116	256
	Other income	(1)	—	(2)	(2)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	41	158	(687)	83

Foreign exchange	Income from equity investments and associated derivatives	—	—	—	—
	Income from liquid asset trading activities	78	37	128	(19)
	Foreign currency transaction gains and losses on non-trading activities	(84)	(41)	(123)	3
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(5)	—	(6)	1

Interest rate and currency	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(40)	(48)	(118)	(135)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(4)	(3)	(11)	(12)
	Income from liquid asset trading activities	70	38	183	78
	Charges on borrowings	164	156	524	488
	Foreign currency transaction gains and losses on non-trading activities	255	331	139	(3)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	154	201	(90)	10

Equity	Income (loss) from equity investments and associated derivatives	20	(9)	(27)	87
	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	—	—	—	—
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	5	1	15	(3)

Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	—	—	—	—

	Total	$640	$771	$14	$623

The income related to each derivative risk category includes realized and unrealized gains and losses.

At March 31, 2017, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $60,422 million ($64,504 million at June 30, 2016), foreign exchange contracts was $15,444 million ($14,106 million at June 30, 2016) and interest rate and currency contracts was $38,279 million ($35,032 million at June 30, 2016). At March 31, 2017, there were 225 equity contracts related to IFC’s loan and equity investment portfolio and 1 other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (280 equity risk and other contracts at June 30, 2016).

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.

The estimated fair values as of March 31, 2017 and June 30, 2016 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee (CRC), a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.

IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC’s Portfolio Valuation Unit, in Corporate Risk & Sustainability, and Portfolio Review Unit, in Finance and Accounting, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. Prior to October 1, 2014, IFC’s Valuation Oversight Subcommittee (VOS), which was a subcommittee of CRC, reviewed significant valuation principles and the reasonableness of high exposure valuations quarterly. Pursuant to a simplification of IFC’s organizational structure effective October 1, 2014, the committees of IFC’s Management Team, including the VOS, are continuing to be reassessed.

IFC’s borrowings are fair valued by the Quantitative Analysis and Modeling Group in IFC’s Treasury department under the oversight of the Corporate Portfolio and Risk Management department.

The methodologies used and key assumptions made to estimate fair values as of March 31, 2017, and June 30, 2016, are summarized below.

Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of March 31, 2017 and June 30, 2016 are presented below:

March 31, 2017
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$177	Discount rate	9.8 – 30.0	13.7
	Relative valuations	44	Valuation multiples*
	Recent transactions	277
	Other techniques	3

Total preferred shares		501

Loans and other debt securities	Discounted cash flows	2,188	Credit default swap spreads	0.4 – 12.9	2.6
	Recent transactions	613	Expected recovery rates	10.0 – 85.0	43.4
	Other techniques	307

Total loans and other debt securities		3,108

Total		$3,609

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2016
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$224	Discount rate	7.5 – 30.0	11.6
	Relative valuations	82	Valuation multiples*
	Recent transactions	216
	Other techniques	27

Total preferred shares		549

Loans and other debt securities	Discounted cash flows	1,903	Credit default swap spreads	1.0 – 20.0	4.6
	Recent transactions	457	Expected recovery rates	10.0 – 85.0	42.4
	Other techniques	235

Total loans and other debt securities		2,595

Total		$3,144

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

Borrowings – Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.

Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.

As of March 31, 2017, IFC had bond issuances with a total fair value of $46 million classified as level 3 in Costa Rican colones, Rwandan francs, and Kazakhstan tenge where the significant unobservable inputs were yield curve data.

Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of March 31, 2017 and June 30, 2016 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.

Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

March 31, 2017
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$39	Volatilities	12.3 – 44.4	21.5
	Variable strike price options	317	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	6	Yield curve points, exchange rates

Interest rate and currency swap liabilities	Vanilla swaps	(2)	Yield curve points, exchange rates

Total		$361

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

June 30, 2016
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$41	Volatilities	11.8 – 48.8	28.6
	Variable strike price options	333	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	34	Yield curve points, exchange rates

Interest rate and currency swap liabilities	Vanilla swaps	(31)	Yield curve points, exchange rates

Total		$378

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of March 31, 2017 and June 30, 2016 are presented below:

March 31, 2017
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average

Banking and other financial Institutions	Discounted cash flows	$512	Cost of equity (%)	10.1 – 23.3	16.0
			Asset growth rate (%)	(61.5) – 90.0	21.1
			Return on assets (%)	(12.2) – 5.3	1.5
			Perpetual growth rate (%)	2.5 – 12.0	5.0
	Relative valuations	15	Price to book value	1.0 – 1.0	1.0
	Listed price (adjusted)	214	Discount for lock-up (%)	0.0 – 50.0	3.4
	Recent transactions	187
	Other techniques	41

Total banking and other financial institutions		969

Funds	Recent transactions	67

Total funds		67

Others	Discounted cash flows	752	Weighted average cost of capital (%)	6.3 – 19.6	12.5
			Cost of equity (%)	10.4 – 18.4	13.4
	Relative valuations	277	Valuation multiples*
	Listed price (adjusted)	246	Discount for lock-up (%)	0.0 – 6.0	4.3
	Recent transactions	657
	Other techniques	16

Total others		1,948

Total		$2,984

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2016
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$707	Cost of equity (%)	10.3 – 22.3	14.5
			Asset growth rate (%)	(33.6) – 187.0	11.0
			Return on assets (%)	(9.7) – 5.0	1.9
			Perpetual growth rate (%)	2.4 – 11.0	4.5
	Relative valuations	41	Price to book value	1.0 – 2.4	1.7
	Listed price (adjusted)	127	Discount for lock-up (%)	0.0 – 10.4	7.3
	Recent transactions	193
	Other techniques	32

Total banking and other financial institutions		1,100

Funds	Recent transactions	98

Total funds		98

Others	Discounted cash flows	647	Weighted average cost of capital (%)	7.8 – 21.5	13.1
			Cost of equity (%)	10.5 – 15.0	11.9
	Relative valuations	230	Valuation multiples*
	Listed price (adjusted)	144	Discount for lock-up (%)	0.0 – 15.2	12.9
	Recent transactions	669
	Other techniques	43

Total others		1,733

Total		$2,931

*	In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at March 31, 2017 and June 30, 2016 are summarized below (US$ millions):

	March 31, 2017		June 30, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$45,766	$45,766	$46,212	$46,212

Investments:
Loans at amortized cost, net of reserves against losses	21,682	22,971	20,906	20,281
Loans accounted for at fair value under the Fair Value Option	962	962	962	962

Total loans	22,644	23,933	21,868	21,243

Equity investments at cost less impairment	3,236	4,325	3,145	4,221
Equity investments accounted for at fair value as available-for-sale	3,687	3,687	3,526	3,526
Equity investments accounted for at fair value	6,359	6,359	5,917	5,917

Total equity investments	13,282	14,371	12,588	13,664

Debt securities accounted for at fair value as available-for-sale	3,107	3,107	2,474	2,474
Debt securities accounted for at fair value under the Fair Value Option	526	526	426	426

Total debt securities	3,633	3,633	2,900	2,900

Total investments	39,559	41,937	37,356	37,807

Derivative assets:
Borrowings-related	900	900	1,255	1,255
Liquid asset portfolio-related and other	501	501	489	489
Investment-related	1,600	1,600	1,680	1,680
Client risk management-related	199	199	271	271

Total derivative assets	3,200	3,200	3,695	3,695

Other investment-related financial assets	—	95	1	96

Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$4,768	$4,768	$4,143	$4,143

Market, IBRD, IDA and other borrowings outstanding	55,414	55,415	55,142	55,141

Trading securities - short sold bonds	—	—	10	10

Derivative liabilities:
Borrowings-related	2,712	2,712	3,014	3,014
Liquid asset portfolio-related and other	261	261	439	439
Investment-related	127	127	183	183
Client risk management-related	186	186	316	316

Total derivative liabilities	3,286	3,286	3,952	3,952

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $29 million at March 31, 2017 ($33 million - June 30, 2016). Fair values of loan commitments are based on present value of loan commitment fees.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy

The following tables provide information as of March 31, 2017 and June 30, 2016, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	March 31, 2017
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$8,730	$—	$8,730
Corporate securities	4,161		4,101	—	8,262
Government and agency obligations	9,535		1,967	19	11,521
Money market funds	661		—	—	661

Total trading securities	14,357	*	14,798	19	29,174

Loans (outstanding principal balance $1,068)	—		10	952	962

Equity investments:
Banking and other financial institutions	1,935		100	969	3,004
Funds	—		—	67	67
Others	1,500		17	1,948	3,465
Equity investments measured at net asset value***					3,510

Total equity investments	3,435		117	2,984	10,046

Debt securities:
Corporate debt securities	441		199	1,685	2,325
Preferred shares	—		—	501	501
Asset-backed securities	—		—	469	469
Other debt securities	—		—	2	2
Debt securities measured at net asset value***					336

Total debt securities	441		199	2,657	3,633

Derivative assets:
Interest rate	—		310	—	310
Foreign exchange	—		86	—	86
Interest rate and currency	—		2,431	6	2,437
Equity and other	—		—	367	367

Total derivative assets	—		2,827	373	3,200

Total assets at fair value	$18,233		$17,951	$6,985	$47,015

Borrowings:
Structured bonds	$—		$5,655	$—	$5,655
Unstructured bonds	38,109		8,530	46	46,685

Total borrowings (outstanding principal balance $54,184**)	38,109		14,185	46	52,340

Trading securities - short sold bonds	—		—	—	—

Derivative liabilities:
Interest rate	—		755	—	755
Foreign exchange	—		115	—	115
Interest rate and currency	—		2,404	2	2,406
Equity and other	—		—	10	10

Total derivative liabilities	—		3,274	12	3,286

Total liabilities at fair value	$38,109		$17,459	$58	$55,626

*	includes securities priced at par plus accrued interest, which approximates fair value.
**	includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $3,094 million, with a fair value of $1,645 million as of March 31, 2017.
***	In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheet.

Note: For the nine months ended March 31, 2017: Trading securities with fair value of $587 million transferred from level 1 to level 2 and $594 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $97 million transferred from level 1 to level 2 and $113 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $741 million transferred from level 1 to level 2, while bonds with a fair value of $259 million were transferred from level 2 to level 1 due to change in quality of market price information.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2016
	Level 1		Level 2	Level 3	Total
Trading securities:
Asset-backed securities	$—		$11,860	$—	$11,860
Corporate securities	5,125		2,670	47	7,842
Government and agency obligations	10,162		900	21	11,083
Money market funds	427		—	—	427

Total trading securities	15,714	*	15,430	68	31,212

Loans (outstanding principal balance $1,093)	—		—	962	962

Equity investments:
Banking and other financial institutions	1,656		136	1,100	2,892
Funds	—		—	98	98
Others	1,515		26	1,733	3,274
Equity investments measured at net asset value***					3,179

Total equity investments	3,171		162	2,931	9,443

Debt securities:
Corporate debt securities	249		144	1,518	1,911
Preferred shares	—		—	549	549
Asset-backed securities	—		—	113	113
Other debt securities	—		—	2	2
Debt securities measured at net asset value***					325

Total debt securities	249		144	2,182	2,900

Derivative assets:
Interest rate	—		646	—	646
Foreign exchange	—		307	—	307
Interest rate and currency	—		2,327	34	2,361
Equity and other	—		—	381	381

Total derivative assets	—		3,280	415	3,695

Total assets at fair value	$19,134		$19,016	$6,558	$48,212

Borrowings:
Structured bonds	$—		$5,179	$—	$5,179
Unstructured bonds	42,213		5,328	155	47,696

Total borrowings (outstanding principal balance $53,027**)	42,213		10,507	155	52,875

Trading securities - short sold bonds	10		—	—	10

Derivative liabilities:
Interest rate	—		454	—	454
Foreign exchange	—		96	—	96
Interest rate and currency	—		3,365	31	3,396
Equity and other	—		—	6	6

Total derivative liabilities	—		3,915	37	3,952

Total liabilities at fair value	$42,223		$14,422	$192	$56,837

*	includes securities priced at par plus accrued interest, which approximates fair value.
**	includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,299 million, with a fair value of $1,390 million as of June 30, 2016.
***	In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.

Note: For the year ended June 30, 2016: Trading securities with fair value of $154 million transferred from level 1 to level 2 and $824 million from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $9 million transferred from level 1 to level 2 and $107 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $716 million transferred from level 1 to level 2, while bonds with a fair value of $360 million were transferred from level 2 to level 1 due to change in quality of market price information.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2017 and 2016 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended March 31, 2017

		Net gains and losses (realized and unrealized) included in		Purchases,				Net unrealized gains/losses included in net
	Balance as of January 1, 2017	Net Income	Other comprehensive income	issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2017	income related to assets / liabilities held at period end
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate securities	—	—	—	—	—	—	—	—
Government and agency obligations	19	—	—	—	—	—	19	—

Total trading securities	19	—	—	—	—	—	19	—

Loans	942	(5)	—	15	—	—	952	(6)
Equity investments:
Banking and other financial institutions	951	(10)	65	39	—	(76)	969	(10)
Funds	140	2	—	(75)	—	—	67	2
Others	1,893	(37)	4	121	—	(33)	1,948	(16)

Total equity investments	2,984	(45)	69	85	—	(109)	2,984	(24)

Debt securities:
Corporate debt securities	1,872	51	16	(54)	29	(229)	1,685	15
Preferred shares	423	(27)	103	2	—	—	501	(16)
Asset-backed securities	499	(2)	2	(30)	—	—	469	—
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	2,796	22	121	(82)	29	(229)	2,657	(1)

Derivative assets:
Interest rate and currency	6	—	—	—	3	(3)	6	—
Equity and other	340	26	—	1	—	—	367	28

Total derivative assets	346	26	—	1	3	(3)	373	28

Total assets at fair value	$7,087	$(2)	$190	$19	$32	$(341)	$6,985	$(3)

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(183)	(6)	—	(10)	—	153	(46)	(6)

Total borrowings	(183)	(6)	—	(10)	—	153	(46)	(6)

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(1)	(2)	—	—	—	1	(2)	(2)
Equity and other	(7)	(1)	—	(2)	—	—	(10)	(2)

Total derivative liabilities	(8)	(3)	—	(2)	—	1	(12)	(4)

Total liabilities at fair value	$(191)	$(9)	$—	$(12)	$—	$154	$(58)	$(10)

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2017.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2017 beginning balance as of March 31, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2017
	Balance as of July 1, 2016	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2017	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate securities	47	2	—	(49)	—	—	—	—
Government and agency obligations	21	(2)	—	—	—	—	19	(2)

Total trading securities	68	—	—	(49)	—	—	19	(2)

Loans	962	28	—	(28)	—	(10)	952	(5)
Equity investments:
Banking and other financial institutions	1,100	(38)	46	(3)	60	(196)	969	(42)
Funds	98	6	—	(37)	—	—	67	6
Others	1,733	(61)	9	352	7	(92)	1,948	(43)

Total equity investments	2,931	(93)	55	312	67	(288)	2,984	(79)

Debt securities:
Corporate debt securities	1,518	54	49	261	—	(197)	1,685	23
Preferred shares	549	(21)	78	(105)	—	—	501	(31)
Asset-backed securities	113	(2)	(7)	365	—	—	469	—
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	2,182	31	120	521	—	(197)	2,657	(8)

Derivative assets:
Interest rate and currency	34	(3)	—	—	5	(30)	6	—
Equity and other	381	(8)	—	(6)	—	—	367	(8)

Total derivative assets	415	(11)	—	(6)	5	(30)	373	(8)

Total assets at fair value	$6,558	$(45)	$175	$750	$72	$(525)	$6,985	$(102)

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(155)	6	—	(201)	—	304	(46)	6

Total borrowings	(155)	6	—	(201)	—	304	(46)	6

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(31)	(4)	—	—	(1)	34	(2)	(2)
Equity and other	(6)	(4)	—	—	—	—	(10)	(4)

Total derivative liabilities	(37)	(8)	—	—	(1)	34	(12)	(6)

Total liabilities at fair value	$(192)	$(2)	$—	$(201)	$(1)	$338	$(58)	$—

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2017.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2016 beginning balance as of March 31, 2017.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended March 31, 2016
	Balance as of January 1, 2016	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2016	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate securities	40	(3)	—	—	—	—	37	(2)
Government and agency obligations	21	—	—	—	—	—	21	—

Total trading securities	61	(3)	—	—	—	—	58	(2)

Loans	812	37	—	17	—	—	866	37
Equity investments:
Banking and other financial institutions	889	34	5	30	—	(72)	886	36
Funds	70	(1)	—	(2)	—	—	67	(1)
Others	1,802	32	—	(73)	—	(164)	1,597	(11)

Total equity investments	2,761	65	5	(45)	—	(236)	2,550	24

Debt securities:
Corporate debt securities	1,443	(2)	53	141	—	(51)	1,584	1
Preferred shares	601	(3)	(1)	(59)	—	—	538	(2)
Asset-backed securities	106	—	5	(2)	—	—	109	—
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	2,152	(5)	57	80	—	(51)	2,233	(1)

Derivative assets:
Interest rate and currency	47	10	—	—	—	(5)	52	—
Equity and other	369	(7)	—	7	—	—	369	1

Total derivative assets	416	3	—	7	—	(5)	421	1

Total assets at fair value	$6,202	$97	$62	$59	$—	$(292)	$6,128	$59

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(104)	(46)	—	—	—	—	(150)	(46)

Total borrowings	(104)	(46)	—	—	—	—	(150)	(46)

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(32)	(12)	—	—	—	18	(26)	1
Equity and other	(2)	(1)	—	2	—	—	(1)	—

Total derivative liabilities	(34)	(13)	—	2	—	18	(27)	1

Total liabilities at fair value	$(138)	$(59)	$—	$2	$—	$18	$(177)	$(45)

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2016.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2016 beginning balance as of March 31, 2016.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2016
	Balance as of July 1, 2015	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2016	Net unrealized gains/losses included in net income related to assets / liabilities held at period end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—	$—	$—	$—
Corporate securities	64	(16)	—	(11)	—	—	37	(10)
Government and agency obligations	22	(1)	—	—	—	—	21	(1)

Total trading securities	86	(17)	—	(11)	—	—	58	(11)

Loans	784	(31)	—	113	—	—	866	(38)
Equity investments:
Banking and other financial institutions	901	6	(9)	15	147	(174)	886	(7)
Funds	55	(1)	—	13	—	—	67	1
Others	1,672	42	(35)	111	2	(195)	1,597	(17)

Total equity investments	2,628	47	(44)	139	149	(369)	2,550	(23)

Debt securities:
Corporate debt securities	1,371	(21)	(26)	311	—	(51)	1,584	(11)
Preferred shares	555	15	(17)	(15)	—	—	538	19
Asset-backed securities	122	—	(8)	(5)	—	—	109	—
Other debt securities	2	—	—	—	—	—	2	—

Total debt securities	2,050	(6)	(51)	291	—	(51)	2,233	8

Derivative assets:
Interest rate and currency	40	13	—	6	—	(7)	52	25
Equity and other	289	82	—	(2)	—	—	369	87

Total derivative assets	329	95	—	4	—	(7)	421	112

Total assets at fair value	$5,877	$88	$(95)	$536	$149	$(427)	$6,128	$48

Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(103)	(44)	—	(3)	—	—	(150)	(44)

Total borrowings	(103)	(44)	—	(3)	—	—	(150)	(44)

Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(30)	(15)	—	(1)	—	20	(26)	(12)
Equity and other	(4)	2	—	1	—	—	(1)	2

Total derivative liabilities	(34)	(13)	—	—	—	20	(27)	(10)

Total liabilities at fair value	$(137)	$(57)	$—	$(3)	$—	$20	$(177)	$(54)

(*)	Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2016.
(**)	Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2015 beginning balance as of March 31, 2016.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2017 and 2016 (US$ millions).

	Three months ended March 31, 2017
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	—	—	—	—

Total trading securities	—	—	—	—	—

Loans	—	—	25	(10)	15

Equity investments:
Banking and other financial institutions	39	—	—	—	39
Funds	5	—	—	(80)	(75)
Others	36	—	—	85	121

Total equity investments	80	—	—	5	85

Debt securities:
Corporate debt securities	91	—	—	(145)	(54)
Preferred shares	14	(10)	—	(2)	2
Asset-backed securities	(1)	—	—	(29)	(30)

Total debt securities	104	(10)	—	(176)	(82)

Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	1	1

Total derivative assets	—	—	—	1	1

Total assets at fair value	$184	$(10)	$25	$(180)	$19

Borrowings:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	(10)	—	(10)

Total Borrowings	—	—	(10)	—	(10)

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	(2)	(2)

Total derivative liabilities	—	—	—	(2)	(2)

Total liabilities at fair value	$—	$—	$(10)	$(2)	$(12)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2017
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	(49)	—	—	(49)

Total trading securities	—	(49)	—	—	(49)

Loans	—	—	130	(158)	(28)

Equity investments:
Banking and other financial institutions	60	(61)	—	(2)	(3)
Funds	116	—	—	(153)	(37)
Others	331	(109)	—	130	352

Total equity investments	507	(170)	—	(25)	312

Debt securities:
Corporate debt securities	485	(13)	—	(211)	261
Preferred shares	38	(131)	—	(12)	(105)
Asset-backed securities	352	—	—	13	365

Total debt securities	875	(144)	—	(210)	521

Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	(6)	(6)

Total derivative assets	—	—	—	(6)	(6)

Total assets at fair value	$1,382	$(363)	$130	$(399)	$750

Borrowings:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	(201)	—	(201)

Total Borrowings	—	—	(201)	—	(201)

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—

Total derivative liabilities	—	—	—	—	—

Total liabilities at fair value	$—	$—	$(201)	$—	$(201)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended March 31, 2016
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	—	—	—	—

Total trading securities	—	—	—	—	—

Loans	—	—	25	(8)	17

Equity investments:
Banking and other financial institutions	13	(4)	—	21	30
Funds	20	—	—	(22)	(2)
Others	30	(79)	—	(24)	(73)

Total equity investments	63	(83)	—	(25)	(45)

Debt securities:
Corporate debt securities	172	(1)	—	(30)	141
Preferred shares	23	(28)	—	(54)	(59)
Asset-backed securities	—	—	—	(2)	(2)

Total debt securities	195	(29)	—	(86)	80

Derivative assets:
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	7	7

Total derivative assets	—	—	—	7	7

Total assets at fair value	$258	$(112)	$25	$(112)	$59

Borrowings:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	—	—	—

Total Borrowings	—	—	—	—	—

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	2	2

Total derivative liabilities	—	—	—	2	2

Total liabilities at fair value	$—	$—	$—	$2	$2

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2016
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$—
Corporate securities	—	(8)	—	(3)	(11)

Total trading securities	—	(8)	—	(3)	(11)

Loans	—	—	179	(66)	113

Equity investments:
Banking and other financial institutions	75	(53)	—	(7)	15
Funds	76	—	—	(63)	13
Others	198	(116)	—	29	111

Total equity investments	349	(169)	—	(41)	139

Debt securities:
Corporate debt securities	436	(29)	—	(96)	311
Preferred shares	127	(82)	—	(60)	(15)
Asset-backed securities	—	—	—	(5)	(5)

Total debt securities	563	(111)	—	(161)	291

Derivative assets:
Interest rate and currency	—	—	6	—	6
Equity and other	—	—	—	(2)	(2)

Total derivative assets	—	—	6	(2)	4

Total assets at fair value	$912	$(288)	$185	$(273)	$536

Borrowings:
Structured Bonds	—	—	—	—	—
Unstructured Bonds	—	—	(3)	—	(3)

Total Borrowings	—	—	(3)	—	(3)

Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	(1)	—	(1)
Equity and other	—	—	—	1	1

Total derivative liabilities	—	—	(1)	1	—

Total liabilities at fair value	$—	$—	$(4)	$1	$(3)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of March 31, 2017, equity investments, accounted for at cost less impairment, with a carrying amount of $1,290 million were written down to their fair value of $1,008 million ($1,726 million and $1,408 million – March 31, 2016), resulting in a loss of $282 million, which was included in income from equity investments and associated derivatives in the condensed consolidated statements of operations during the nine months ended March 31, 2017 (loss of $318 million – nine months ended March 31, 2016). The amount of the write-down was based on a Level 3 measure of fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s condensed consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The methodology for allocating foreign currency transaction gains and losses on non-trading activities between the investment services segment and the treasury services segment was revised during FY16 Q1 to more closely align with management reporting. This change has been reflected in the segment results for the three and nine months ended March 31, 2017 and 2016.

An analysis of IFC’s major components of income and expense by business segment for the three and nine months ended March 31, 2017 and 2016, is provided below (US$ millions):

	Three months ended March 31, 2017
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$303	$—	$—	$303
Release of provision for losses on loans, guarantees and other receivables	63	—	—	63
Income from equity investments and associated derivatives	184	—	—	184
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	43	—	—	43
Income from liquid asset trading activities	—	283	—	283
Charges on borrowings	(72)	(114)	—	(186)
Advisory services income	—	—	68	68
Service fees and other income	65	—	—	65
Administrative expenses	(219)	(6)	(15)	(240)
Advisory services expenses	—	—	(75)	(75)
Expense from pension and other postretirement benefit plans	(58)	(3)	(13)	(74)
Other expenses	(7)	—	—	(7)
Foreign currency transaction gains and losses on non-trading activities	(35)	(42)	—	(77)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	267	118	(35)	350
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	12	108	—	120

Income (loss) before grants to IDA	279	226	(35)	470
Grants to IDA	(101)	—	—	(101)

Net income (loss)	178	226	(35)	369

Net (gains) losses attributable to non-controlling interests	(2)	—	—	(2)

Net income (loss) attributable to IFC	$176	$226	$(35)	$367

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

	Nine months ended March 31, 2017
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$944	$—	$—	$944
Provision for losses on loans, guarantees and other receivables	—	—	—	—
Income from equity investments and associated derivatives	373	—	—	373
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	140	—	—	140
Income from liquid asset trading activities	—	707	—	707
Charges on borrowings	(183)	(324)	—	(507)
Advisory services income	—	—	187	187
Service fees and other income	174	—	—	174
Administrative expenses	(693)	(16)	(45)	(754)
Advisory services expenses	—	—	(214)	(214)
Expense from pension and other postretirement benefit plans	(160)	(10)	(50)	(220)
Other expenses	(25)	—	—	(25)
Foreign currency transaction gains and losses on non-trading activities	(148)	(28)	—	(176)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	422	329	(122)	629
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	291	197	—	488

Income (loss) before grants to IDA	713	526	(122)	1,117
Grants to IDA	(101)	—	—	(101)

Net income (loss)	612	526	(122)	1,016

Net (gains) losses attributable to non-controlling interests	(5)	—	—	(5)

Net income (loss) attributable to IFC	$607	$526	$(122)	$1,011

	Three months ended March 31, 2016
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$285	$—	$—	$285
Provision for losses on loans, guarantees and other receivables	(125)	—	—	(125)
Income (loss) from equity investments and associated derivatives	20	—	—	20
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	27	—	—	27
Income from liquid asset trading activities	—	196	—	196
Charges on borrowings	(32)	(79)	—	(111)
Advisory services income	—	—	68	68
Service fees and other income	54	—	—	54
Administrative expenses	(225)	(6)	(14)	(245)
Advisory services expenses	—	—	(73)	(73)
Expense from pension and other postretirement benefit plans	(33)	(2)	(12)	(47)
Other expenses	(9)	—	—	(9)
Foreign currency transaction gains and losses on non-trading activities	(36)	(18)	—	(54)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	(74)	91	(31)	(14)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(36)	48	—	12

Income (loss) before grants to IDA	(110)	139	(31)	(2)
Grants to IDA	(330)	—	—	(330)

Net income (loss)	(440)	139	(31)	(332)

Net (gains) losses attributable to non-controlling interests	(3)	—	—	(3)

Net income (loss) attributable to IFC	$(443)	$139	$(31)	$(335)

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

	Nine months ended March 31, 2016
	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$830	$—	$—	$830
Provision for losses on loans, guarantees and other receivables	(320)	—	—	(320)
Income (loss) from equity investments and associated derivatives	286	—	—	286
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	96	—	—	96
Income from liquid asset trading activities	—	309	—	309
Charges on borrowings	(75)	(202)	—	(277)
Advisory services income	—	—	177	177
Service fees and other income	156	—	—	156
Administrative expenses	(681)	(15)	(40)	(736)
Advisory services expenses	—	—	(201)	(201)
Expense from pension and other postretirement benefit plans	(100)	(6)	(33)	(139)
Other expenses	(29)	—	—	(29)
Foreign currency transaction gains and losses on non-trading activities	(66)	24	—	(42)

Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	97	110	(97)	110
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(104)	155	—	51

Income (loss) before grants to IDA	(7)	265	(97)	161
Grants to IDA	(330)	—	—	(330)

Net income (loss)	(337)	265	(97)	(169)

Net (gains) losses attributable to non-controlling interests	2	—	—	2

Net income (loss) attributable to IFC	$(335)	$265	$(97)	$(167)

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified investments in 240 VIEs (43 of which were identified as such due to the adoption of ASU 2015-02 on July 1, 2015) which are not consolidated by IFC but in which it is deemed to hold significant variable interests at March 31, 2017 (219 investments - June 30, 2016).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds’ expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $36,529 million at March 31, 2017 ($32,122 million - June 30, 2016). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $6,192 million at March 31, 2017 ($6,058 million - June 30, 2016).

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at March 31, 2017 and June 30, 2016 is as follows (US$ millions):

	March 31, 2017
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services
Asia	$216	$22	$23	$—	$—	$261
Europe, Middle East and North Africa	354	57	93	—	—	504
Sub-Saharan Africa, Latin America and Caribbean	154	179	—	—	—	333
Other	—	30	—	—	—	30

Total manufacturing, agribusiness and services	724	288	116	—	—	1,128

Financial markets
Asia	143	10	—	—	—	153
Europe, Middle East and North Africa	79	11	184	—	4	278
Sub-Saharan Africa, Latin America and Caribbean	44	36	250	—	—	330
Other	148	79	227	—	10	464

Total financial markets	414	136	661	—	14	1,225

Infrastructure and natural resources
Asia	551	102	3	—	3	659
Europe, Middle East and North Africa	779	236	2	—	20	1,037
Sub-Saharan Africa, Latin America and Caribbean	1,057	217	15	—	49	1,338
Other	211	1	—	—	—	212

Total infrastructure and natural resources	2,598	556	20	—	72	3,246

Telecom, media & technology, and venture investing
Asia	—	211	—	—	—	211
Europe, Middle East and North Africa	—	131	6	—	—	137
Sub-Saharan Africa, Latin America and Caribbean	20	201	7	—	—	228
Other	—	17	—	—	—	17

Total telecom, media & technology, and venture investing	20	560	13	—	—	593

Maximum exposure to VIEs	$3,756	$1,540	$810	$—	$86	$6,192

of which:
Carrying value	3,167	1,093	545	—	47	4,852
Committed but not disbursed	589	447	265	—	39	1,340

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2016
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services
Asia	$161	$21	$21	$—	$—	$203
Europe, Middle East and North Africa	367	64	—	—	—	431
Sub-Saharan Africa, Latin America and Caribbean	197	98	—	—	—	295
Other	—	30	—	—	—	30

Total manufacturing, agribusiness and services	725	213	21	—	—	959

Financial markets
Asia	147	10	—	—	10	167
Europe, Middle East and North Africa	66	—	184	—	—	250
Sub-Saharan Africa, Latin America and Caribbean	38	26	255	—	—	319
Other	2	95	225	—	9	331

Total financial markets	253	131	664	—	19	1,067

Infrastructure and natural resources
Asia	535	187	3	—	3	728
Europe, Middle East and North Africa	570	308	3	—	19	900
Sub-Saharan Africa, Latin America and Caribbean	1,121	204	15	—	77	1,417
Other	220	—	—	—	—	220

Total infrastructure and natural resources	2,446	699	21	—	99	3,265

Telecom, media & technology, and venture investing
Asia	—	223	—	—	—	223
Europe, Middle East and North Africa	—	124	5	—	—	129
Sub-Saharan Africa, Latin America and Caribbean	28	198	7	—	1	234
Other	143	38	—	—	—	181

Total telecom, media & technology, and venture investing	171	583	12	—	1	767

Maximum exposure to VIEs	$3,595	$1,626	$718	$—	$119	$6,058

of which:
Carrying value	3,110	1,122	491	—	78	4,801
Committed but not disbursed	485	504	227	—	41	1,257

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. Since July 1, 2014, IFC advisory services to governments on investment climate and financial sector development have been delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC’s operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.

Donor funds under administration and IFC’s funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC’s other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of March 31, 2017, other assets include undisbursed donor funds of $514 million ($512 million - June 30, 2016) and IFC’s advisory services funding of $234 million ($191 million - June 30, 2016). Included in other liabilities as of March 31, 2017 is $514 million ($512 million - June 30, 2016) of refundable undisbursed donor funds.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2017 and 2016 (US$ millions):

	Three months ended March 31,
	2017				2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost

Service cost	$42	$11	$8	$61	$34	$9	$6	$49
Interest cost	33	5	5	43	34	6	5	45
Expected return on plan assets	(44)	(7)	—	(51)	(47)	(8)	—	(55)
Amortization of prior service cost	*	1	*	1	*	1	*	1
Amortization of unrecognized net loss	14	1	5	20	4	—	3	7

Net periodic pension cost	$45	$11	$18	$74	$25	$8	$14	$47

	Nine months ended March 31,
	2017				2016
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit cost

Service cost	$125	$31	$23	$179	$103	$25	$18	$146
Interest cost	98	17	13	128	102	17	12	131
Expected return on plan assets	(131)	(21)	—	(152)	(141)	(22)	—	(163)
Amortization of prior service cost	1	2	1	4	1	2	1	4
Amortization of unrecognized net loss	42	4	15	61	12	—	9	21

Net periodic pension cost	$135	$33	$52	$220	$77	$22	$40	$139

*	Less than $0.5 million.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

March 31, 2017
	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount

Derivative assets	$3,681	*	$2,160	$621	***	$900
Resale agreements	—		—	—		—

Total assets	$3,681		$2,160	$621		$900

March 31, 2017
	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged		Net amount

Derivative liabilities	$3,650	**	$2,160	$708		$782
Repurchase and securities lending agreements	4,488		4,488	—		—

Total liabilities	$8,138		$6,648	$708		$782

June 30, 2016
	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
Assets			Financial instruments	Collateral received		Net amount

Derivative assets	$4,094	*	$2,467	$618	***	$1,009
Resale agreements	—		—	—		—

Total assets	$4,094		$2,467	$618		$1,009

June 30, 2016
	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
Liabilities			Financial instruments	Cash Collateral pledged		Net amount

Derivative liabilities	$4,206	**	$2,467	$473		$1,266
Repurchase and securities lending agreements	3,842		3,842	—		—

Total liabilities	$8,048		$6,309	$473		$1,266

*	Includes accrued income of $481 million and $399 million as of March 31, 2017 and June 30, 2016 respectively.
**	Includes accrued charges of $364 million and $254 million as of March 31, 2017 and June 30, 2016 respectively.
***	Includes cash collateral of $260 million and $286 million as of March 31, 2017 and June 30, 2016 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (Continued)

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of March 31, 2017, $762 million of cash collateral was posted under CSAs ($495 million June 30, 2016). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of March 31, 2017, IFC had $281 million ($303 million at June 30, 2016) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of March 31, 2017, all of which may be rehypothecated was $406 million ($415 million - June 30, 2016). As of March 31, 2017, $318 million of such collateral was rehypothecated under securities lending agreements ($279 million - June 30, 2016).

Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At March 31, 2017, trading securities with a carrying amount (fair value) of $202 million ($197 million - June 30, 2016) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,614 million ($1,838 million - June 30, 2016).

Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $342 million at March 31, 2017 ($900 million at June 30, 2016). At March 31, 2017, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $13 million would be required to be posted against net liability positions with counterparties at March 31, 2017 ($456 million at June 30, 2016).

IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of March 31, 2017 and June 30, 2016 was $0.

The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of March 31, 2017 and June 30, 2016 (US$ millions):

	Remaining Contractual Maturity of the Agreements – March 31, 2017
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$4,172	$—	$—	$4,172
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—

Total Repurchase agreements	—	4,172	—	—	4,172

Securities lending transactions
U.S. Treasury securities	$318	$—	$—	$—	$318

Total Securities lending transactions	318	—	—	—	318

Total Repurchase agreements and Securities lending transactions	$318	$4,172	$—	$—	$4,490

As of March 31, 2017, IFC has no repurchase-to-maturity transactions outstanding.

INTERNATIONAL FINANCE CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (Continued)

	Remaining Contractual Maturity of the Agreements – June 30, 2016
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$3,564	$—	$—	$3,564
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—

Total Repurchase agreements	—	3,564	—	—	3,564

Securities lending transactions
U.S. Treasury securities	$278	$—	$—	$—	$278

Total Securities lending transactions	278	—	—	—	278

Total Repurchase agreements and Securities lending transactions	$278	$3,564	$—	$—	$3,842

As of June 30, 2016, IFC has no repurchase-to-maturity transactions outstanding.

NOTE Q – RELATED PARTY TRANSACTIONS

During the quarter ended December 31, 2015, IFC sold a portion of its building in Accra, Ghana to IBRD for $13 million that generated a gain of $3 million that is included in Other income.

During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.

NOTE R – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

Independent Auditors’ Review Report

President and Board of Directors

International Finance Corporation:

Report on the Financial Statements

We have reviewed the condensed consolidated financial statements of the International Finance Corporation (IFC), which comprise the condensed consolidated balance sheet as of March 31, 2017, the related condensed consolidated statements of operations and comprehensive income (loss) for the three- and nine-month periods ended March 31, 2017 and 2016, and the related condensed consolidated statements of changes in capital and cash flows for the nine-month periods ended March 31, 2017 and 2016.

Management’s Responsibility

IFC’s management is responsible for the preparation and fair presentation of the condensed consolidated financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Consolidated Balance Sheet as of June 30, 2016

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of June 30, 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 4, 2016. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2016, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

May 11, 2017

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

September 30, 2016

New Medium and Long-Term Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
16_209XXXX	AUD	30,000,000	22,501,500	3.20	7/5/2016
17_05XXXXX	AUD	350,000,000	266,910,000	2.70	7/13/2016
17_31XXXXX	AUD	70,000,000	54,078,500	3.20	8/10/2016
17_33XXXXX	AUD	20,000,000	15,451,000	3.20	8/10/2016
17_50XXXXX	AUD	125,000,000	94,393,750	3.20	8/30/2016
	Sum Of Notional	595,000,000	453,334,750
16_211XXXX	BRL	200,000,000	60,097,960	—	7/7/2016
17_07XXXXX	BRL	30,000,000	9,223,391	—	7/19/2016
17_09XXXXX	BRL	200,000,000	61,504,398	—	7/20/2016
17_11XXXXX	BRL	211,610,000	64,554,606	—	7/27/2016
17_14XXXXX	BRL	80,000,000	24,580,594	7.00	7/21/2016
17_26XXXXX	BRL	150,000,000	47,424,832	—	8/8/2016
17_27XXXXX	BRL	100,000,000	31,353,860	10.50	8/5/2016
17_42XXXXX	BRL	12,000,000	3,720,180	6.00	8/25/2016
17_46XXXXX	BRL	60,000,000	18,525,952	6.50	8/24/2016
17_47XXXXX	BRL	150,000,000	46,421,663	—	8/26/2016
17_77XXXXX	BRL	200,000,000	61,676,998	—	9/27/2016
17_78XXXXX	BRL	80,000,000	24,551,927	6.50	9/21/2016
	Sum Of Notional	1,473,610,000	453,636,361
17_85XXXXX	CNY	150,000,000	22,493,477	3.10	9/27/2016
	Sum Of Notional	150,000,000	22,493,477
17_500XXXX	DOP	180,000,000	3,916,449	8.75	7/22/2016
	Sum Of Notional	180,000,000	3,916,449
17_21XXXXX	GHS	40,000,000	10,101,010	19.70	8/2/2016
17_23XXXXX	GHS	34,000,000	8,585,859	—	8/2/2016
	Sum Of Notional	74,000,000	18,686,869
17_39XXXXX	HKD	400,000,000	51,588,939	0.88	8/19/2016
	Sum Of Notional	400,000,000	51,588,939
17_506XXXX	INR	432,000,000	6,475,305	9.00	9/22/2016
17_507XXXX	INR	432,000,000	6,475,305	9.00	9/22/2016
	Sum Of Notional	864,000,000	12,950,610
17_01XXXXX	JPY	500,000,000	4,774,865	5.00	7/28/2016
17_28XXXXX	JPY	840,000,000	8,209,138	5.00	8/30/2016
17_51XXXXX	JPY	500,000,000	4,900,760	2.10	9/12/2016
17_56XXXXX	JPY	635,000,000	6,259,550	5.60	9/29/2016
17_62XXXXX	JPY	22,216,000,000	216,878,996	3.51	9/15/2016
	Sum Of Notional	24,691,000,000	241,023,309
17_35XXXXX	NGN	5,000,000,000	15,860,450	20.00	8/17/2016
17_44XXXXX	NGN	2,900,000,000	9,199,061	19.00	8/26/2016
17_54XXXXX	NGN	1,360,000,000	4,310,615	13.70	9/15/2016
17_59XXXXX	NGN	3,300,000,000	10,459,581	13.70	9/15/2016
17_65XXXXX	NGN	5,200,000,000	16,481,764	13.70	9/15/2016
	Sum Of Notional	17,760,000,000	56,311,471
17_40XXXXX	NZD	1,300,000	942,955	1.11	9/26/2016
	Sum Of Notional	1,300,000	942,955
16_210XXXX	RUB	750,000,000	11,706,988	—	7/7/2016
16_212XXXX	RUB	200,000,000	3,114,474	6.40	7/8/2016
17_02XXXXX	RUB	1,500,000,000	23,358,555	8.75	7/8/2016
17_20XXXXX	RUB	1,500,000,000	22,713,920	8.50	7/27/2016
17_24YYYYY	RUB	500,000,000	7,507,710	11.00	8/2/2016
17_37XXXXX	RUB	200,000,000	3,124,353	6.40	8/19/2016
17_38XXXXX	RUB	190,000,000	2,968,136	7.00	8/19/2016
17_58XXXXX	RUB	300,000,000	4,597,617	—	9/12/2016
17_71XXXXX	RUB	200,000,000	3,079,465	5.50	9/20/2016
17_84XXXXX	RUB	200,000,000	3,157,303	6.40	9/30/2016
	Sum Of Notional	5,540,000,000	85,328,521
16_198XXXX	TRY	2,700,000	886,991	7.00	7/26/2016
17_03XXXXX	TRY	100,000,000	34,498,223	—	7/11/2016
17_10XXXXX	TRY	30,000,000	10,131,712	—	7/18/2016
17_22XXXXX	TRY	200,000,000	66,205,435	—	7/28/2016
17_41XXXXX	TRY	2,800,000	936,158	6.60	9/26/2016
17_68XXXXX	TRY	150,000,000	50,862,975	—	9/23/2016
	Sum Of Notional	485,500,000	163,521,494
16_207XXXX	USD	100,000,000	100,000,000	3.00	7/7/2016
17_04XXXXX	USD	500,000,000	500,000,000	2.13	7/13/2016
17_06XXXXX	USD	135,000,000	135,000,000	0.66	7/13/2016
17_08XXXXX	USD	30,000,000	30,000,000	—	7/22/2016
17_12XXXXX	USD	50,000,000	50,000,000	—	7/27/2016
17_13XXXXX	USD	2,500,000,000	2,500,000,000	1.13	7/20/2016
17_15XXXXX	USD	15,000,000	15,000,000	0.63	8/8/2016
17_16XXXXX	USD	20,000,000	20,000,000	—	7/25/2016
17_17XXXXX	USD	50,000,000	50,000,000	2.90	7/27/2016
17_18XXXXX	USD	30,000,000	30,000,000	—	7/27/2016
17_19XXXXX	USD	10,000,000	10,000,000	—	7/27/2016
17_25XXXXX	USD	190,000,000	190,000,000	0.66	8/3/2016
17_29XXXXX	USD	30,000,000	30,000,000	—	8/9/2016
17_30XXXXX	USD	50,000,000	50,000,000	—	8/10/2016
17_32XXXXX	USD	50,000,000	50,000,000	—	8/19/2016
17_34XXXXX	USD	25,000,000	25,000,000	0.88	8/12/2016
17_36XXXXX	USD	20,000,000	20,000,000	2.75	8/17/2016
17_43XXXXX	USD	5,650,000	5,650,000	1.00	8/19/2016
17_48XXXXX	USD	50,000,000	50,000,000	—	8/26/2016
17_49XXXXX	USD	50,000,000	50,000,000	—	8/26/2016

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

September 30, 2016

New Medium and Long-Term Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_52XXXXX	USD	30,000,000	30,000,000	—	9/6/2016
17_53XXXXX	USD	3,250,000	3,250,000	1.00	9/2/2016
17_55XXXXX	USD	150,000,000	150,000,000	0.59	9/7/2016
17_57XXXXX	USD	50,000,000	50,000,000	—	9/13/2016
17_60XXXXX	USD	50,000,000	50,000,000	—	9/12/2016
17_61XXXXX	USD	15,000,000	15,000,000	0.78	9/21/2016
17_63XXXXX	USD	50,000,000	50,000,000	—	9/13/2016
17_64XXXXX	USD	20,000,000	20,000,000	—	9/13/2016
17_66XXXXX	USD	50,000,000	50,000,000	—	9/19/2016
17_67XXXXX	USD	50,000,000	50,000,000	—	9/19/2016
17_69XXXXX	USD	25,000,000	25,000,000	0.93	9/15/2016
17_72XXXXX	USD	30,000,000	30,000,000	—	9/19/2016
17_73XXXXX	USD	50,000,000	50,000,000	—	9/22/2016
17_74XXXXX	USD	50,000,000	50,000,000	—	9/26/2016
17_75XXXXX	USD	15,000,000	15,000,000	—	9/22/2016
17_76XXXXX	USD	15,000,000	15,000,000	—	9/22/2016
17_80XXXXX	USD	50,000,000	50,000,000	—	9/23/2016
17_81XXXXX	USD	5,255,000	5,255,000	1.25	9/23/2016
17_82XXXXX	USD	500,000,000	500,000,000	0.95	9/26/2016
	Sum Of Notional	5,119,155,000	5,119,155,000
17_45XXXXX	ZAR	1,000,000,000	70,881,769	—	8/24/2016
17_70XXXXX	ZAR	100,000,000	7,286,638	6.50	9/21/2016
	Sum Of Notional	1,100,000,000	78,168,407

TOTAL NEW MARKET BORROWINGS			6,761,058,612

Medium and Long-Term Matured Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
12_08XXXXX	AUD	250,000,000	189,662,500	2.30	8/3/2016
12_09XXXXX	AUD	1,250,000,000	948,312,500	5.00	8/3/2016
13_18XXXXX	AUD	11,900,000	9,095,765	3.26	8/23/2016
	Sum Of Notional	1,511,900,000	1,147,070,765
12_05XXXXX	BRL	31,550,000	9,674,946	—	7/28/2016
16_16_B1XX	BRL	75,000,000	23,007,194	10.00	9/30/2016
	Sum Of Notional	106,550,000	32,682,140
15_193_B1X	EUR	100,000,000	111,045,000	0.10	7/14/2016
	Sum Of Notional	100,000,000	111,045,000
00_01_B4XX	GBP	3,238,000	4,203,410	5.38	7/6/2016
	Sum Of Notional	3,238,000	4,203,410
04_48XXXXX	HKD	150,000,000	19,339,492	5.40	8/29/2016
	Sum Of Notional	150,000,000	19,339,492
06_19_B1XX	JPY	600,000,000	5,894,199	0.85	9/16/2016
15_142XXXX	JPY	3,462,000,000	34,483,789	1.50	9/27/2016
15_184XXXX	JPY	1,234,000,000	11,784,367	6.25	7/28/2016
16_202_B1X	JPY	21,038,000,000	207,036,363	5.00	9/8/2016
	Sum Of Notional	26,334,000,000	259,198,718
16_23XXXXX	NGN	2,000,000,000	6,344,180	21.00	8/17/2016
	Sum Of Notional	2,000,000,000	6,344,180
16_121_B1X	RUB	750,000,000	11,538,550	11.00	9/15/2016
	Sum Of Notional	750,000,000	11,538,550
08_06_B1XX	USD	212,290,000	212,290,000	—	8/9/2016
14_07XXXXX	USD	500,000,000	500,000,000	0.49	8/1/2016
14_29XXXXX	USD	300,000,000	300,000,000	0.49	8/1/2016
14_36XXXXX	USD	200,000,000	200,000,000	0.49	8/1/2016
15_09_B1XX	USD	3,985,000	3,985,000	1.25	7/15/2016
15_159_B1X	USD	25,000	25,000	1.00	7/15/2016
15_16XXXXX	USD	100,000,000	100,000,000	0.49	8/1/2016
15_194_B1X	USD	150,000,000	150,000,000	1.82	7/15/2016
15_31XXXXX	USD	200,000,000	200,000,000	0.49	8/1/2016
15_36XXXXX	USD	200,000,000	200,000,000	0.49	8/1/2016
16_21_B1XX	USD	100,000,000	100,000,000	1.21	8/17/2016
16_31_B1XX	USD	100,000,000	100,000,000	1.23	9/6/2016
16_36_B1XX	USD	100,000,000	100,000,000	1.65	9/15/2016
	Sum Of Notional	2,166,300,000	2,166,300,000
07_01XXXXX	ZAR	295,000,000	21,493,624	7.25	8/4/2016
12_10XXXXX	ZAR	910,000,000	66,302,368	0.50	8/4/2016
13_14XXXXX	ZAR	538,400,000	39,830,587	4.00	8/23/2016
	Sum Of Notional	1,743,400,000	127,626,579

TOTAL MATURED MARKET BORROWINGS			3,885,348,834

Matured IBRD and IDA Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity
15_30XXXXX	USD	47,447,190	47,447,190	1.84	9/15/2016
	Sum Of Notional	47,447,190	47,447,190

TOTAL MATURED IBRD AND IDA BORROWINGS			47,447,190

Net Increase in Short-term Borrowings for the quarter ended September 30, 2016			61,212,285

*	Zero coupon bond issues are designated here by zero for the contractual interest rate.

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

December 31, 2016

New Medium and Long-Term Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_88XXXXX	AUD	50,000,000	37,945,000	3.20	10/6/2016
17_115XXXX	AUD	50,000,000	38,010,000	3.20	10/31/2016
	Sum Of Notional	100,000,000	75,955,000
17_95XXXXX	BRL	13,000,000	4,058,631	6.00	10/18/2016
17_109XXXX	BRL	100,000,000	31,733,439	—	10/24/2016
17_116XXXX	BRL	150,000,000	46,793,842	—	10/31/2016
17_134YYYY	BRL	100,000,000	29,821,815	—	11/21/2016
17_145XXXX	BRL	21,000,000	6,264,356	7.78	12/16/2016
	Sum Of Notional	384,000,000	118,672,083
17_151XXXX	CLP	6,790,000,000	10,065,970	3.40	12/2/2016
	Sum Of Notional	6,790,000,000	10,065,970
17_566XXXX	COP	5,000,000,000	1,664,863	5.27	11/10/2016
17_598XXXX	COP	3,050,000,000	1,029,310	5.27	12/15/2016
17_626XXXX	COP	5,000,000,000	1,669,410	5.27	12/22/2016
	Sum Of Notional	13,050,000,000	4,363,583
17_510XXXX	INR	6,670,000,000	98,401,528	6.30	11/14/2016
	Sum Of Notional	6,670,000,000	98,401,528
17_79XXXXX	JPY	200,000,000	1,939,394	7.10	10/5/2016
17_93XXXXX	JPY	555,000,000	5,271,406	5.00	10/28/2016
	Sum Of Notional	755,000,000	7,210,800
17_87XXXXX	MXN	270,000,000	13,948,442	—	10/5/2016
17_91XXXXX	MXN	2,000,000,000	103,278,579	—	10/7/2016
17_101XXXX	MXN	150,000,000	8,054,773	—	10/19/2016
17_114XXXX	MXN	250,000,000	13,313,806	4.75	10/27/2016
17_123XXXX	MXN	150,000,000	8,017,253	—	11/7/2016
17_135XXXX	MXN	150,000,000	7,417,847	—	11/17/2016
17_113XXXX	MXN	160,000,000	7,741,062	—	11/29/2016
17_154XXXX	MXN	150,000,000	7,383,343	—	12/7/2016
	Sum Of Notional	3,280,000,000	169,155,105
17_110XXXX	NZD	30,000,000	21,532,500	—	10/26/2016
	Sum Of Notional	30,000,000	21,532,500
17_90XXXXX	RUB	300,000,000	4,806,976	—	10/7/2016
17_111XXXX	RUB	5,134,000,000	81,683,891	6.70	10/27/2016
17_112XXXX	RUB	200,000,000	3,182,076	6.40	10/27/2016
17_117XXXX	RUB	300,000,000	4,747,774	—	11/1/2016
17_122XXXX	RUB	200,000,000	3,130,745	6.40	11/7/2016
17_138XXXX	RUB	300,000,000	4,689,332	—	11/22/2016
17_140XXXX	RUB	7,704,000,000	119,234,817	6.74	11/25/2016
17_147XXXX	RUB	200,000,000	3,110,178	6.40	12/2/2016
17_149XXXX	RUB	500,000,000	7,775,445	—	12/2/2016
17_152XXXX	RUB	700,000,000	10,974,023	—	12/6/2016
17_153XXXX	RUB	1,000,000,000	15,677,176	8.75	12/6/2016
17_156XXXX	RUB	200,000,000	3,240,165	6.40	12/15/2016
17_157XXXX	RUB	1,000,000,000	16,237,022	—	12/16/2016
17_159XXXX	RUB	4,601,000,000	75,583,592	6.16	12/22/2016
	Sum Of Notional	22,339,000,000	354,073,212
17_99XXXXX	SGD	100,000,000	71,945,034	1.03	10/17/2016
	Sum Of Notional	100,000,000	71,945,034
17_100XXXX	TRY	2,800,000	813,977	6.05	11/25/2016
	Sum Of Notional	2,800,000	813,977
17_83XXXXX	USD	50,000,000	50,000,000	4.54	10/5/2016
17_92XXXXX	USD	20,000,000	20,000,000	3.00	10/11/2016
17_89XXXXX	USD	30,000,000	30,000,000	4.17	10/12/2016
17_102XXXX	USD	690,000	690,000	1.25	10/17/2016
17_103XXXX	USD	50,000,000	50,000,000	4.42	10/19/2016
17_104XXXX	USD	50,000,000	50,000,000	4.50	10/19/2016
17_94XXXXX	USD	50,000,000	50,000,000	3.16	10/19/2016
17_105XXXX	USD	20,000,000	20,000,000	3.40	10/20/2016
17_98XXXXX	USD	50,000,000	50,000,000	3.11	10/20/2016
17_106XXXX	USD	30,000,000	30,000,000	4.40	10/21/2016
17_108XXXX	USD	25,000,000	25,000,000	0.72	10/21/2016
17_96XXXXX	USD	50,000,000	50,000,000	4.50	10/21/2016
17_97XXXXX	USD	50,000,000	50,000,000	4.38	10/24/2016
17_107XXXX	USD	20,000,000	20,000,000	3.66	10/28/2016
17_118XXXX	USD	4,555,000	4,555,000	1.50	10/28/2016
17_119XXXX	USD	10,000,000	10,000,000	4.30	11/1/2016
17_120XXXX	USD	10,000,000	10,000,000	4.30	11/1/2016
17_121XXXX	USD	10,000,000	10,000,000	4.30	11/1/2016
17_124XXXX	USD	50,000,000	50,000,000	4.73	11/4/2016
17_558XXXX	USD	152,000,000	152,000,000	1.55	11/4/2016
17_127XXXX	USD	10,000,000	10,000,000	3.55	11/14/2016
17_128XXXX	USD	30,000,000	30,000,000	3.23	11/15/2016
17_129XXXX	USD	1,000,000	1,000,000	1.00	11/15/2016
17_130XXXX	USD	1,115,000	1,115,000	1.38	11/15/2016
17_131XXXX	USD	50,000,000	50,000,000	3.30	11/17/2016
17_126XXXX	USD	50,000,000	50,000,000	4.75	11/18/2016
17_136XXXX	USD	30,000,000	30,000,000	5.43	11/21/2016
17_137XXXX	USD	20,000,000	20,000,000	5.42	11/21/2016
17_132XXXX	USD	30,000,000	30,000,000	5.23	11/28/2016
17_133XXXX	USD	10,000,000	10,000,000	5.05	11/28/2016
17_139XXXX	USD	30,000,000	30,000,000	3.70	11/29/2016
17_146XXXX	USD	20,000,000	20,000,000	5.50	11/29/2016
17_148XXXX	USD	50,000,000	50,000,000	3.46	11/29/2016
17_150XXXX	USD	27,766,690	27,766,690	—	11/30/2016
17_143XXXX	USD	20,000,000	20,000,000	5.70	12/2/2016
17_144XXXX	USD	50,000,000	50,000,000	3.76	12/2/2016
17_142XXXX	USD	20,000,000	20,000,000	10.25	12/5/2016
17_162XXXX	USD	27,766,020	27,766,020	—	12/30/2016
	Sum Of Notional	1,209,892,710	1,209,892,710

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

December 31, 2016

New Medium and Long-Term Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_86XXXXX	UYU	1,150,000,000	40,715,171	12.25	10/5/2016
	Sum Of Notional	1,150,000,000	40,715,171
17_141XXXX	ZAR	750,000,000	53,007,280	—	11/23/2016
	Sum Of Notional	750,000,000	53,007,280

TOTAL NEW MARKET BORROWINGS			2,235,803,953

Medium and Long-Term Matured Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
14_589XXXX	AMD	2,000,000,000	4,158,000	9.70	12/23/2016
	Sum Of Notional	2,000,000,000	4,158,000
14_24XXXXX	BRL	379,000,000	118,406,048	8.14	10/13/2016
13_81XXXXX	BRL	50,000,000	14,769,740	6.00	12/15/2016
13_90XXXXX	BRL	50,000,000	14,769,740	6.00	12/15/2016
14_21XXXXX	BRL	25,000,000	7,384,870	6.00	12/15/2016
	Sum Of Notional	504,000,000	155,330,398
16_84XXXXX	CLP	14,550,000,000	21,690,519	4.15	12/5/2016
	Sum Of Notional	14,550,000,000	21,690,519
16_192_B1X	EUR	30,000,000	31,285,500	—	12/19/2016
	Sum Of Notional	30,000,000	31,285,500
04_96XXXXX	HKD	260,000,000	33,522,866	—	12/29/2016
	Sum Of Notional	260,000,000	33,522,866
14_503XXXX	INR	10,000,000,000	146,605,425	7.75	12/5/2016
14_504XXXX	INR	3,000,000,000	43,981,627	7.75	12/5/2016
14_505XXXX	INR	7,000,000,000	102,623,797	7.75	12/5/2016
B14_501XXX	INR	10,000,000,000	146,605,425	7.75	12/5/2016
	Sum Of Notional	30,000,000,000	439,816,274
16_112_B1X	JPY	615,000,000	5,476,159	8.12	11/26/2016
02_74XXXXX	JPY	1,000,000,000	8,878,235	2.48	11/29/2016
16_146_B1X	JPY	16,959,000,000	149,490,943	3.65	12/8/2016
17_62_B1XX	JPY	22,216,000,000	193,216,212	3.51	12/9/2016
15_188XXXX	JPY	7,211,000,000	62,324,978	3.15	12/12/2016
16_38_B2XX	JPY	880,000,000	7,548,141	6.02	12/29/2016
	Sum Of Notional	48,881,000,000	426,934,668
13_50XXXXX	RUB	200,000,000	3,301,877	5.00	12/28/2016
	Sum Of Notional	200,000,000	3,301,877
13_31XXXXX	TRY	7,500,000	2,402,806	4.60	10/28/2016
13_44XXXXX	TRY	145,700,000	43,261,379	5.23	11/21/2016
13_40XXXXX	TRY	110,850,000	32,325,324	5.25	11/28/2016
13_42XXXXX	TRY	7,500,000	2,190,613	4.70	11/29/2016
15_69XXXXX	TRY	2,820,000	805,507	6.40	12/19/2016
	Sum Of Notional	274,370,000	80,985,629
15_45XXXXX	USD	500,000,000	500,000,000	0.63	10/3/2016
14_33XXXXX	USD	1,000,000,000	1,000,000,000	0.63	11/15/2016
15_62_B1XX	USD	6,118,000	6,118,000	1.25	11/15/2016
12_32XXXXX	USD	3,000,000,000	3,000,000,000	1.13	11/23/2016
16_191_B1X	USD	30,000,000	30,000,000	—	12/19/2016
	Sum Of Notional	4,536,118,000	4,536,118,000
07_20XXXXX	ZAR	256,390,000	18,970,773	7.25	11/1/2016
13_45XXXXX	ZAR	417,000,000	29,333,146	4.68	11/21/2016
	Sum Of Notional	673,390,000	48,303,919

TOTAL MATURED MARKET BORROWINGS			5,781,447,650

Matured IBRD and IDA Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
047970_01X	SAR	15,625,000	4,165,945	4.46	12/15/2016
	Sum Of Notional	15,625,000	4,165,945

TOTAL MATURED IBRD AND IDA BORROWINGS			4,165,945

Net Increase in Short-term Borrowings for the quarter ended December 31, 2016			561,770,444

*	Zero coupon bond issues are designated here by zero for the contractual interest rate.

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

March 31, 2017

New Medium and Long-Term Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate*	Settle Date
17_178XXXX	AUD	50,000,000	38,290,000	3.20	2/6/2017
17_191XXXX	AUD	800,000,000	614,080,000	2.80	2/15/2017
17_194XXXX	AUD	75,000,000	57,528,750	3.20	2/17/2017
17_200YXXX	AUD	45,000,000	34,015,500	3.00	3/14/2017
	Sum Of Notional	970,000,000	743,914,250
17_215XXXX	BRL	50,000,000	15,872,260	10.50	3/14/2017
	Sum Of Notional	50,000,000	15,872,260
17_216YYYY	CNY	200,000,000	28,977,318	4.50	3/16/2017
	Sum Of Notional	200,000,000	28,977,318
17_645XXXX	COP	3,000,000,000	1,023,454	5.27	1/30/2017
17_676XXXX	COP	4,000,000,000	1,384,440	5.27	2/21/2017
17_217XXXX	COP	3,000,000,000	1,029,919	5.27	3/21/2017
	Sum Of Notional	10,000,000,000	3,437,813
17_161XXXX	CRC	3,000,000,000	5,444,646	5.00	1/10/2017
	Sum Of Notional	3,000,000,000	5,444,646
17_658XXXX	INR	280,000,000	4,200,735	4.85	3/7/2017
17_510_2XX	INR	5,000,000,000	76,376,690	6.30	3/16/2017
17_658_1XX	INR	300,000,000	4,606,880	4.85	3/28/2017
17_510_3XX	INR	1,000,000,000	15,403,574	6.30	3/29/2017
	Sum Of Notional	6,580,000,000	100,587,879
17_165XXXX	JPY	1,325,000,000	11,554,393	6.80	1/30/2017
17_186XXXX	JPY	1,230,000,000	10,824,130	7.00	2/21/2017
17_197XXXX	JPY	3,585,000,000	31,841,194	1.50	2/23/2017
17_220XXXX	JPY	30,295,000,000	273,964,550	1.24	3/28/2017
17_208XXXX	JPY	1,445,000,000	13,003,375	7.00	3/30/2017
	Sum Of Notional	37,880,000,000	341,187,642
17_219XXXX	KZT	3,560,000,000	11,297,104	8.00	3/28/2017
	Sum Of Notional	3,560,000,000	11,297,104
17_166XXXX	MXN	2,000,000,000	91,041,520	—	1/20/2017
17_169XXXX	MXN	100,000,000	4,651,163	—	1/25/2017
17_171XXXX	MXN	2,440,000,000	115,197,573	—	1/27/2017
17_175XXXX	MXN	1,000,000,000	48,602,080	7.25	2/2/2017
17_185XXXX	MXN	400,000,000	19,359,024	—	2/7/2017
17_192XXXX	MXN	150,000,000	7,414,731	—	2/14/2017
17_196XXXX	MXN	150,000,000	7,621,952	—	2/23/2017
17_203XXXX	MXN	1,000,000,000	51,215,080	—	3/6/2017
17_207XXXX	MXN	150,000,000	7,665,890	—	3/8/2017
17_212XXXX	MXN	200,000,000	10,227,302	—	3/13/2017
17_214XXXX	MXN	165,000,000	8,606,077	—	3/16/2017
17_222XXXX	MXN	1,000,000,000	52,989,260	—	3/28/2017
17_226XXXX	MXN	150,000,000	7,992,540	—	3/31/2017
	Sum Of Notional	8,905,000,000	432,584,192
17_199XXXX	NGN	500,000,000	1,636,660	20.00	3/6/2017
	Sum Of Notional	500,000,000	1,636,660
17_201XXXX	NZD	65,183,000	45,240,261	3.10	3/13/2017
	Sum Of Notional	65,183,000	45,240,261
17_221XXXX	PEN	29,300,000	9,021,769	5.00	3/31/2017
	Sum Of Notional	29,300,000	9,021,769
17_164XXXX	RUB	500,000,000	8,322,008	8.75	1/11/2017
17_163XXXX	RUB	500,000,000	8,410,415	—	1/13/2017
17_173XXXX	RUB	500,000,000	8,344,250	—	1/30/2017
17_176XXXX	RUB	1,500,000,000	25,290,333	6.75	2/3/2017
17_187XXXX	RUB	750,000,000	12,638,497	8.75	2/8/2017
17_190XXXX	RUB	500,000,000	8,695,040	—	2/15/2017
17_188XXXX	RUB	106,000,000	1,794,888	6.40	3/15/2017
17_202XXXX	RUB	2,500,000,000	43,451,812	—	3/23/2017
	Sum Of Notional	6,856,000,000	116,947,243
17_158XXXX	TRY	7,300,000	1,936,185	8.15	1/24/2017
17_180XXXX	TRY	100,000,000	26,727,963	11.00	2/3/2017
17_179XXXX	TRY	20,000,000	5,439,069	—	2/6/2017
17_189XXXX	TRY	32,000,000	8,772,050	—	2/14/2017
17_193XXXX	TRY	300,000,000	81,897,846	—	2/15/2017
17_198XXXX	TRY	50,000,000	13,962,580	—	2/24/2017
17_206XXXX	TRY	50,000,000	13,418,676	—	3/8/2017
17_204XXXX	TRY	89,160,000	23,725,386	10.00	3/10/2017
17_209XXXX	TRY	100,000,000	26,609,899	10.00	3/10/2017
17_210XXXX	TRY	10,000,000	2,668,090	—	3/13/2017
17_218XXXX	TRY	40,000,000	11,092,623	—	3/21/2017
17_181XXXX	TRY	26,000,000	7,216,209	8.75	3/27/2017
17_227XXXX	TRY	25,000,000	6,865,868	—	3/31/2017
	Sum Of Notional	849,460,000	230,332,444
17_168XXXX	USD	10,000,000	10,000,000	5.40	1/25/2017
17_167XXXX	USD	3,050,000	3,050,000	9.80	1/26/2017
17_170XXXX	USD	5,000,000	5,000,000	8.68	2/1/2017
17_172XXXX	USD	10,000,000	10,000,000	5.50	2/1/2017
17_177XXXX	USD	18,949,630	18,949,630	—	2/2/2017
17_183XXXX	USD	250,000,000	250,000,000	1.14	2/6/2017
17_184XXXX	USD	30,000,000	30,000,000	2.54	2/16/2017
17_205XXXX	USD	500,000,000	500,000,000	1.04	3/6/2017
17_213XXXX	USD	30,000,000	30,000,000	2.00	3/23/2017
17_223XXXX	USD	500,000,000	500,000,000	1.75	3/30/2017
	Sum Of Notional	1,356,999,630	1,356,999,630
17_211XXXX	UYU	578,000,000	20,463,799	11.50	3/17/2017
	Sum Of Notional	578,000,000	20,463,799
17_182XXXX	ZAR	130,000,000	9,875,493	—	3/14/2017
	Sum Of Notional	130,000,000	9,875,493

TOTAL NEW MARKET BORROWINGS			3,473,820,403

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date

March 31, 2017

Medium and Long-Term Matured Market Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
16_70_B1XX	BRL	73,000,000	23,894,862	10.47	2/16/2017
14_47XXXXX	BRL	15,200,000	4,821,417	8.65	3/3/2017
16_59_B1XX	BRL	70,000,000	22,785,346	11.12	3/20/2017
	Sum Of Notional	158,200,000	51,501,625
14_507XXXX	CNY	1,000,000,000	146,220,208	2.00	1/18/2017
14_509XXXX	CNY	1,000,000,000	146,220,208	2.00	1/18/2017
15_117XXXX	CNY	150,000,000	21,933,031	2.00	1/18/2017
15_129XXXX	CNY	100,000,000	14,622,021	2.00	1/18/2017
15_138XXXX	CNY	300,000,000	43,866,062	2.00	1/18/2017
15_140XXXX	CNY	350,000,000	51,177,073	2.00	1/18/2017
15_22XXXXX	CNY	750,000,000	109,665,156	2.00	1/18/2017
16_02XXXXX	CNY	110,000,000	16,084,223	2.00	1/18/2017
16_09XXXXX	CNY	364,000,000	53,224,156	2.00	1/18/2017
16_15XXXXX	CNY	300,000,000	43,866,062	2.00	1/18/2017
16_26XXXXX	CNY	300,000,000	43,866,062	2.00	1/18/2017
16_34XXXXX	CNY	200,000,000	29,244,042	2.00	1/18/2017
	Sum Of Notional	4,924,000,000	719,988,304
15_656YYYY	GEL	30,000,000	11,363,636	6.92	2/17/2017
	Sum Of Notional	30,000,000	11,363,636
16_109XXXX	HKD	400,000,000	51,552,371	1.25	2/1/2017
16_114XXXX	HKD	300,000,000	38,656,058	1.30	2/16/2017
	Sum Of Notional	700,000,000	90,208,429
16_94_B1XX	JPY	970,000,000	8,458,688	8.00	1/29/2017
17_01_B1XX	JPY	500,000,000	4,360,148	5.00	1/29/2017
12_41_B1XX	JPY	1,000,000,000	8,836,654	3.00	2/3/2017
16_45_B1XX	JPY	2,150,000,000	19,154,528	4.48	2/8/2017
15_173_B1X	JPY	2,336,000,000	20,600,556	7.00	2/14/2017
16_19_B1XX	JPY	1,590,000,000	14,154,093	6.10	2/24/2017
17_28_B1XX	JPY	840,000,000	7,477,634	5.00	2/27/2017
16_78_B1XX	JPY	1,005,000,000	8,929,761	8.00	3/18/2017
17_56_B1XX	JPY	635,000,000	5,714,286	5.60	3/30/2017
	Sum Of Notional	11,026,000,000	97,686,348
14_52XXXXX	MXN	300,000,000	14,071,493	3.25	1/23/2017
16_110XXXX	MXN	100,000,000	4,690,498	3.25	1/23/2017
	Sum Of Notional	400,000,000	18,761,991
15_96XXXXX	NZD	610,000	438,895	2.00	2/27/2017
	Sum Of Notional	610,000	438,895
13_66XXXXX	RUB	130,000,000	2,169,505	4.68	1/30/2017
15_109XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_118XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_137XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_145XXXX	RUB	300,000,000	5,166,512	6.00	2/13/2017
15_99XXXXX	RUB	200,000,000	3,444,342	6.00	2/13/2017
	Sum Of Notional	1,530,000,000	26,279,895
14_57XXXXX	TRY	50,000,000	13,102,725	9.00	1/30/2017
14_93XXXXX	TRY	50,000,000	13,102,725	9.00	1/30/2017
15_124XXXX	TRY	7,300,000	2,005,439	6.35	3/30/2017
	Sum Of Notional	107,300,000	28,210,889
16_100XXXX	USD	400,000,000	400,000,000	0.91	1/20/2017
	Sum Of Notional	400,000,000	400,000,000
07_28XXXXX	ZAR	161,000,000	11,854,972	7.25	1/18/2017
	Sum Of Notional	161,000,000	11,854,972

TOTAL MATURED MAR Sum Of Notional			1,456,294,984

Matured IBRD and IDA Borrowings

ExternalId	CurrencyCode	CurrencyAmount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	65,373,920	65,373,920	1.84	3/15/2017
	Sum Of Notional	65,373,920	65,373,920

TOTAL MATURED IBRD AND IDA BORROWINGS			65,373,920

Net Increase in Short-term Borrowings for the quarter ended March 31, 2017			171,265,878

*	Zero coupon bond issues are designated here by zero for the contractual interest rate.